       As filed with the Securities and Exchange Commission on January 29, 1997
                                                 Registration No. 333-
===============================================================================
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                ----------------------
                                       FORM S-1
                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933
                                ----------------------
                                    STARTEK, INC.
                (Exact name of registrant as specified in its charter)

     DELAWARE                                  7389                       84-1370538
(State or other jurisdiction          (Primary Standard Industrial      (I.R.S. Employer
of incorporation or organization)      Classification Code Number)     Identification No.)

                                  111 HAVANA STREET
                                DENVER, COLORADO 80010
                                    (303) 361-6000
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                  MICHAEL W. MORGAN
                        PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                    STARTEK, INC.
                                  111 HAVANA STREET
                               DENVER, COLORADO  80010
                                    (303) 361-6000
          (Name, address, including zip code, and telephone number,
                including area code, of agent for service)
                                ----------------------
                                      Copies to:
     BLAIR L. LOCKWOOD, ESQ.                           PETER P. WALLACE, ESQ.
     KAREN L. BARSCH, ESQ.                            MILBANK, TWEED, HADLEY &
     OTTEN, JOHNSON, ROBINSON,                                 MCCLOY
     NEFF & RAGONETTI, P.C.                            601 S. FIGUEROA STREET
     950 17TH STREET, SUITE 1600                             30TH FLOOR
     DENVER, COLORADO  80202                      LOS ANGELES, CALIFORNIA  90017
     (303) 825-8400                                        (213) 892-4000
                                ----------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                                ----------------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                         CALCULATION OF REGISTRATION FEE
===============================================================================

                                                                                    PROPOSED
                                                                   PROPOSED          MAXIMUM
                                                                    MAXIMUM         AGGREGATE     AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES              AMOUNT TO BE      OFFERING PRICE     OFFERING     REGISTRATION
      TO BE REGISTERED                         REGISTERED(1)     PER SHARE(2)        PRICE(2)       FEE
-------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share       4,216,667 Shares       $16.00         $67,466,672    $20,445.00

===============================================================================
(1) Includes 550,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.
                                ----------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
===============================================================================

    Information contained herein is subject to completion or amendment.  A registration statement relating to these securities has been filed with the
Securities and Exchange Commission.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED             , 1997
PROSPECTUS
                   , 1997
                                   3,666,667 SHARES

                                    STARTEK, INC.

                                     COMMON STOCK


     Of the 3,666,667 shares of common stock, $.01 par value per share (the "Common Stock"), offered hereby, 3,000,000 shares are being sold by StarTek, Inc. ("StarTek" or the "Company") and 666,667 shares are being sold by the Selling Stockholders named herein. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders." Prior to this offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company intends to file an application to list the Common Stock on the New York Stock Exchange under the symbol "SRT."

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 HEREOF FOR INFORMATION THAT SHOULD BE
                         CONSIDERED BY PROSPECTIVE INVESTORS.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------
                         Price     Underwriting     Proceeds    Proceeds to the
                         to the    Discounts and     to the         Selling
                         Public    Commissions(1)   Company(2)   Stockholders
-------------------------------------------------------------------------------
Per Share ..........       $             $            $              $
Total(3)  .......... $             $              $            $
-------------------------------------------------------------------------------

(1) THE COMPANY AND THE SELLING STOCKHOLDERS HAVE AGREED TO INDEMNIFY THE SEVERAL UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."
(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY, ESTIMATED AT $500,000. THE COMPANY HAS AGREED TO PAY THE EXPENSES OF THE SELLING STOCKHOLDERS, OTHER THAN UNDERWRITING DISCOUNTS AND COMMISSIONS.
(3) THE SELLING STOCKHOLDERS HAVE GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 550,000 ADDITIONAL SHARES OF COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF SUCH OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO THE PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS, PROCEEDS TO THE COMPANY AND PROCEEDS TO THE SELLING STOCKHOLDERS WILL BE $_________, $__________, $__________ AND $__________, RESPECTIVELY. SEE
     "UNDERWRITING."

     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if accepted by the Underwriters, subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of share certificates will be made in New
York, New York, on or about               , 1997.


     DONALDSON, LUFKIN & JENRETTE                         MORGAN STANLEY & CO.
       SECURITIES CORPORATION                                  INCORPORATED

                                      [Graphics]
















     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  PROSPECTUS SUMMARY


     THE FOLLOWING SUMMARY INFORMATION IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND COMBINED FINANCIAL STATEMENTS AND NOTES THERETO, INCLUDED ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS (I) GIVES EFFECT TO THE OFFERING RELATED TRANSACTIONS (DEFINED AND DESCRIBED BELOW), (II) GIVES EFFECT TO A ___ FOR ONE STOCK SPLIT OF THE COMMON STOCK TO BE EFFECTED BY A STOCK DIVIDEND IMMEDIATELY PRIOR TO THE CLOSING OF THIS OFFERING AND (III) ASSUMES AN INITIAL PUBLIC OFFERING PRICE OF $15.00 PER SHARE OF COMMON STOCK, THE MIDPOINT OF THE OFFERING PRICE RANGE SET FORTH ON THE COVER OF THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, REFERENCES TO "STARTEK" AND THE "COMPANY" REFER TO STARTEK, INC. AND ITS WHOLLY-OWNED SUBSIDIARIES, STARPAK, INC. AND STARPAK INTERNATIONAL, LTD., COLLECTIVELY, OR, FOR PERIODS PRIOR TO JANUARY 1997, REFER TO STARPAK, INC. AND STARPAK INTERNATIONAL, LTD., COLLECTIVELY. SEE "OFFERING RELATED TRANSACTIONS."


                                     THE COMPANY

     StarTek is a leading international provider of integrated, value-added outsourced services primarily for Fortune 500 companies in targeted industries. The Company's integrated outsourced services encompass a wide spectrum of logistics management and customer-initiated ("inbound") teleservices throughout a product's life cycle, including product order teleservices, supplier management, product assembly and packaging, product distribution, product order fulfillment, and customer care and technical support teleservices. By focusing on these services as its core business, StarTek allows its clients to focus on their primary businesses, reduce overhead, replace fixed costs with variable costs and reduce working capital needs.

     The Company has continuously expanded its business and facilities to offer additional services on an outsourced basis in response to the growing needs of its clients and to capitalize on market opportunities both domestically and internationally. StarTek operates from its Colorado facilities located in Denver and Greeley and from a facility located in Hartlepool, England. The Company also operates through a subcontract relationship in Singapore. For the nine months ended September 30, 1996, the Company's revenues increased approximately 88.3% to $44.8 million from $23.8 million for the nine months ended September 30, 1995. Income before management fee expense and income taxes increased approximately 182.9% to $3.2 million from $1.1 million during the same period.

     StarTek's goal is to grow profitably by focusing on providing high-quality integrated, value-added outsourced services. StarTek has a strategic partnership philosophy, through which the Company assesses each of its client's needs and, together with the client, develops and implements customized outsourcing solutions. Management believes that its entrepreneurial culture, long-term relationships with clients and suppliers, efficient operations, dedication to quality and use of advanced technology and management techniques provide StarTek a competitive advantage in attracting and retaining clients that outsource non-core operations. Three of the Company's top four clients have utilized its outsourced services for more than five years and the fourth client initiated services with the Company in April 1996.

     StarTek has focused primarily on the computer software, computer hardware, electronics, telecommunications and other technology-related industries because of their rapid growth, complex and evolving product offerings and large customer bases, which require frequent, often sophisticated, customer interaction. Management believes that there are substantial opportunities to cross-sell StarTek's wide spectrum of outsourced services to its existing base of approximately 100 clients, which includes Broderbund Software, Inc., Electronic Arts, Inc., Federal Express Corporation, Hewlett-Packard Company, Microsoft Corporation, Polaroid Corporation, Simon & Schuster, Inc., Sony Electronics, Inc., The 3DO Company, and Viacom International, Inc. The Company intends to capitalize on the increasing trend toward outsourcing by targeting potential clients in other industries, including health care, financial services, transportation services and consumer products, which could benefit from the Company's expertise in developing and delivering integrated, cost-effective outsourced services.

                            STARTEK'S INTEGRATED SERVICES

     The Company's interaction with a client's customers may begin with an inbound call or message via the Internet requesting information or placing an order for the client's product. A StarTek service representative takes the order, and if the Company manages the client's inventory, the Company packs and ships the order. If the Company does not manage the client's inventory, the Company transmits the customer's request directly to the client. In the event the Company manages the client's inventory, the Company may receive finished goods directly from a client or the Company may manage the production process on an outsourced basis, following product specifications provided by the client.
In the latter case, the Company selects and contracts with the necessary suppliers and performs all tasks necessary to assemble and package the finished product, which may be held by the Company pending receipt of customer orders or shipped in bulk to distributors or retail outlets.

     The Company's clients typically provide their customers with telephone numbers for product questions and technical support. Calls are routed to StarTek customer care or technical support service representatives who have been trained to support specific products. That request also may lead to an order for another product or service offered by the client, in which case the Company takes the order and the cycle may begin again. StarTek's clients may utilize one or more of the Company's outsourced services.


                                  BUSINESS STRATEGY

     StarTek's strategic objective is to increase revenues and earnings by maintaining and enhancing its position as a leading international provider of integrated, value-added outsourced services. To reach this objective, the Company intends to:

     PROVIDE INTEGRATED OUTSOURCED SERVICES. StarTek seeks to provide integrated outsourced services which enable its clients to provide their customers with high-quality services at lower cost than through a client's own in-house operations. The Company believes that its ability to tailor operations, materials and employee resources objectively and to provide integrated value-added outsourced services on a cost-effective basis will allow the Company to become an integral part of its clients' businesses.

     DEVELOP STRATEGIC PARTNERSHIPS AND LONG-TERM RELATIONSHIPS. StarTek seeks to develop long-term client relationships, primarily with Fortune 500 companies in targeted industries. The Company invests significant resources to establish strategic partnership relationships and to understand each client's processes, culture, decision parameters and goals, so as to develop and implement customized solutions. The Company believes that this solution-oriented, value-added integrated approach to addressing its clients' needs distinguishes StarTek from its competitors and plays a key role in the Company's ability to attract and retain clients on a long-term basis.

     MAINTAIN LOW-COST POSITION THROUGH MODERN PROCESS MANAGEMENT. StarTek strives to establish a competitive advantage by frequently redefining its operational processes to reduce costs and improve quality. StarTek's continuous improvement philosophy and modern process management techniques enable the Company to reduce waste and increase efficiency in the following areas:
(i) controlling overproduction; (ii) minimizing waiting time due to inefficient work sequences; (iii) reducing inessential handling of materials;
(iv) eliminating nonessential movement and processing; (v) implementing fail-safe processes; (vi) improving inventory management; and (vii) preventing defects.

     EMPHASIZE QUALITY. StarTek strives to achieve the highest quality standards in the industry. To this end, the Company has received ISO 9002 certification, an international standard for quality assurance and consistency in operating procedures, for all of its domestic facilities and services, and expects to receive ISO 9002 certification for its United Kingdom facility in mid-1997. Certain of the Company's existing clients require evidence of ISO 9002 certification, and the Company anticipates that many potential clients may require ISO 9002 certification prior to selecting an outsourcing provider.

     CAPITALIZE ON SOPHISTICATED TECHNOLOGY. The Company believes it has established a competitive advantage by capitalizing on sophisticated technology and proprietary software, including automatic call distributors, inventory management software, transportation management software, call tracking systems and telephone-computer integration software. These capabilities enable StarTek to improve efficiency, serve as a transparent extension of its clients, receive telephone calls and data directly from its clients' systems, and report detailed information concerning the status and results of the Company's services and interaction with clients on a daily basis.


                                   GROWTH STRATEGY

     The Company's growth strategy is designed to capitalize on the increasing demand for outsourced services and improve and expand StarTek's position as an international provider of integrated, value-added outsourced services. This strategy includes the following key elements:

     INCREASE CAPACITY. Management believes that as a provider of outsourced services it must be ready to serve its clients in periods of peak demand for its clients' products or services. Accordingly, the Company intends to continue to increase product handling and teleservice workstation capacity to meet anticipated demand for the Company's outsourced services. During 1996, the Company increased its teleservice workstations by 54.6%, to 558 from 361. In addition, the Company reengineered and expanded its primary product handling facility to increase its daily capacity by 200.0%, to 180,000 units from 60,000 units for certain types of products.

     CROSS-SELL SERVICES TO EXISTING CLIENTS. Management believes there are substantial opportunities to cross-sell its wide spectrum of outsourced services to other divisions or operations within its existing clients' organizations. StarTek capitalizes on its relationships and comprehensive understanding of its clients' businesses to identify additional divisions and areas where the Company could provide its services. For example, the Company's two oldest current client relationships, which began in 1987 and 1988 utilizing only one service each, today utilize substantially all of the Company's outsourced services. Management further believes that its ability to provide integrated solutions helps the Company to create strategic partnership relationships and gives the Company a competitive advantage to be selected as the service provider of choice.

     EXPAND CLIENT BASE. The Company intends to capitalize on its low-cost position and extensive offering of services to penetrate further the industries which the Company currently serves and to seek clients in other industries. Management believes that there are several additional industries, including health care, financial services, transportation services and consumer products, which provide significant market opportunities to the Company. To facilitate the Company's anticipated growth, the Company increased its sales force to eight full-time professionals as of the date of this offering, from four at the end of 1996.

     INCREASE INTERNATIONAL OPERATIONS. The Company currently conducts business in North America, Europe and Asia. Management believes that many of the trends leading to the growth of outsourced services in the United States are occurring in international markets as well. Management also believes that many companies, including several of its existing multinational clients, are seeking outsourced services on an international basis. To capitalize on these international opportunities, the Company intends to expand its international operations.

     DEVELOP NEW SERVICES. Management believes that the trend toward outsourcing and rapid technological advances will result in new products and types of customer interactions which will create opportunities for the Company to provide additional outsourced services. StarTek intends to capitalize upon its strategic long-term relationships to provide new outsourced services to its clients as opportunities arise.

     ACQUIRE COMPLEMENTARY COMPANIES AND EXPAND STRATEGIC ALLIANCES. StarTek intends to evaluate the acquisition of complementary companies that could extend its presence into new geographic markets or industries, expand its client base, add new product or service applications and/or provide operating synergies. Management believes that there could be many domestic and international acquisition and strategic alliance opportunities as companies consider selling their existing in-house operations and as smaller companies seek growth capital and economies of scale to remain competitive.

     The Company is a Delaware corporation with its executive offices at 111 Havana Street, Denver, Colorado 80010, and its telephone number is
(303) 361-6000.



                                 THE OFFERING

Common Stock Offered:
     By the Company ............................... 3,000,000 shares
     By Selling Stockholders(a) ...................   666,667 shares
                                                    ---------
          Total ................................... 3,666,667 shares

Common Stock outstanding after this offering(b) ... _________ shares

Use of Proceeds ................................... The estimated net proceeds to the Company of
                                                    $41.4 million from this offering will be used to
                                                    repay substantially all outstanding indebtedness
                                                    of the Company (including notes payable to the
                                                    Selling Stockholders), related prepayment premiums,
                                                    and for working capital and other general corporate
                                                    purposes, including capital expenditures to increase
                                                    its capacity and for possible future acquisitions.
                                                    See "Use of Proceeds."

Proposed New York Stock Exchange symbol ........... SRT

-------------------------
(a) Assumes no exercise of the over-allotment option to purchase up to 550,000 additional shares granted by the Selling Stockholders to the Underwriters. See "Principal and Selling Stockholders" and
     "Underwriting."

(b) Excludes 985,000 shares and 90,000 shares reserved for future issuance under the Company's Option Plan and Director Option Plan, respectively. See "Management--Compensation of Directors" and "Management--Stock Option Plan."


                             --------------------

                      SUMMARY COMBINED FINANCIAL DATA

     The following summary historical and pro forma combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and notes thereto, included elsewhere in this Prospectus. The financial data for the nine months ended September 30, 1995 and 1996 are not necessarily indicative of the results which may be expected for any other interim period or for a full year.

                                        YEAR     SIX MONTHS                                    NINE MONTHS ENDED
                                        ENDED      ENDED         YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                       JUNE 30,  DECEMBER 31, -----------------------------    ------------------
                                         1992        1992       1993       1994       1995       1995       1996
                                                        (in thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
Revenues . . . . . . . . . . . . . . .  $16,791    $11,880    $23,044    $26,341    $41,509    $23,793    $44,806
Operating profit . . . . . . . . . . .    1,705        832      1,526        497      2,938      1,399      3,513
Income before management fee
  expense and income taxes . . . . . .    1,618        824      1,333        281      2,542      1,135      3,211
Management fee expense . . . . . . . .     --          400      1,702        612      2,600        957      1,397
Net income (loss). . . . . . . . . . .    1,031        482       (369)      (331)       (58)       178      1,702

PRO FORMA STATEMENT OF OPERATIONS
  DATA (UNAUDITED):
Historical income before management
  fees and income taxes. . . . . . . .                                              $ 2,542               $ 3,211
Pro forma income taxes . . . . . . . .                                                  948                 1,198
                                                                                    -------               -------
Pro forma net income(a). . . . . . . .                                              $ 1,594               $ 2,013
                                                                                    -------               -------
                                                                                    -------               -------
Pro forma net income per share . . . .
Pro forma shares outstanding . . . . .

SELECTED OPERATING DATA:
Capital expenditures . . . . . . . . .  $   136    $   153    $ 1,239    $   670    $ 2,105    $   459    $   581
Depreciation and amortization. . . . .      149         79        456        588        873        606        938

                                                                                         AT SEPTEMBER 30, 1996
                                                                                    --------------------------------
                                                                                                         PRO FORMA
                                                                                                 PRO         AS
                                                                                    ACTUAL     FORMA(b)  ADJUSTED(c)
BALANCE SHEET DATA:
Working capital (deficit). . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 1,294   ($ 4,215)   $35,119
Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   17,167     17,167     48,597
Total debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4,291      9,800       --
Total stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5,511          2     41,232

---------------
(a) The Company was a C corporation for federal and state income tax purposes through June 30, 1992. From and after July 1, 1992, the Company has been an S corporation and, accordingly, has not been subject to federal or state income taxes. Pro forma net income (i) reflects the elimination of management fee expense and (ii) includes a provision for federal, state and foreign income taxes at an effective rate of 37.3%. See "Offering Related Transactions."

(b) The pro forma combined balance sheet at September 30, 1996 reflects, as notes payable to the Principal Stockholders, amounts relating to accumulated retained earnings and additional paid-in capital without reflecting any proceeds from the proposed public offering.

(c) Gives effect to the sale by the Company of 3,000,000 shares of Common Stock in this offering and the application of the estimated net proceeds therefrom, including repayment of indebtedness of the Company. See "Use of Proceeds" and "Capitalization."

                                     RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING SHARES OF COMMON STOCK.

RELIANCE ON PRINCIPAL CLIENT RELATIONSHIPS

     A substantial portion of the Company's revenue is generated from relatively few clients and the loss of a significant client or clients could have a material, adverse effect on the Company's business, results of operations and financial condition. The Company's two largest clients in 1996 were Hewlett-Packard Company ("Hewlett Packard") and Microsoft Corporation ("Microsoft"). The Company provides various outsourced services to multiple divisions of Hewlett Packard, which the Company considers to be separate clients based upon the fact that each division acts through a relatively autonomous decision maker. In the aggregate, however, Hewlett Packard's various divisions accounted for approximately 39.3% of the Company's total revenues during 1996. Microsoft, which began its outsourcing relationship with StarTek in April 1996, accounted for approximately 32.9% of the Company's total revenues during 1996. There can be no assurance that the Company will be able to retain its significant clients or that, if it were to lose one or more of its significant clients, it would be able to replace such clients with clients that generate a comparable amount of revenues. See "Business--Clients" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

VARIABILITY OF QUARTERLY OPERATING RESULTS

     The Company's business has been and is expected to be significantly slower in the first and second quarters of each year due to the timing of its client's marketing programs and the introduction of new products, which are typically geared toward the Christmas holiday season. Additionally, the Company has experienced, and expects to experience in the future, quarterly variations in revenues as a result of a variety of factors, many of which are outside the Company's control, including: (i) the timing of new projects; (ii) the expiration or termination of existing projects; (iii) the timing of increased expenses incurred to obtain and support new business; (iv) changes in the Company's revenue mix among its various outsourced services; (v) the seasonal pattern of certain of the businesses served by the Company; and (vi) the cyclical nature of certain clients' businesses. In 1995, the percentage of the Company's revenues generated from the first through the fourth quarter were 19.2%, 14.8%, 23.3% and 42.7%, respectively. If the Company's revenues are below management's expectations in any given quarter, StarTek's operating results could be materially adversely affected for that quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

DIFFICULTIES OF MANAGING RAPID GROWTH

     The Company has experienced rapid growth over the past several years and anticipates continued future growth. Continued growth depends on a number of factors, including the Company's ability to (i) initiate, develop and maintain new and existing client relationships and expand its marketing operations;
(ii) recruit, motivate and retain qualified management and other personnel;
(iii) rapidly expand the capacity of the Company's existing facilities or identify, acquire or lease suitable new facilities on acceptable terms, and complete build-outs of such facilities in a timely and economic fashion;
(iv) maintain the high quality of the services that StarTek provides to its clients; and (v) maintain relationships with high-quality and reliable suppliers. The Company's continued rapid growth can be expected to place a significant strain on the Company's management, operations, employees and resources. There can be no assurance that the Company will be able to maintain or accelerate its current growth, effectively manage its expanding operations or achieve planned growth on a timely or profitable basis. If the Company is unable to manage growth effectively, its business, results of operations and financial condition could be materially adversely affected. See "Business--Growth Strategy."

DEPENDENCE ON KEY PERSONNEL

     The Company's success to date has depended in large part on the skills and efforts of A. Emmet Stephenson, Jr., the Company's co-founder and Chairman of the Board, and of Michael W. Morgan, the Company's co-founder, President and Chief Executive Officer. Although A. Emmet Stephenson, Jr. and Michael W. Morgan will own approximately ___% and ___% of the outstanding Common Stock (___% and ___% if the Underwriters' over-allotment option is fully exercised) after this offering, neither has entered into an employment agreement with the Company and there can be no assurance that the Company can retain the services of these individuals. The loss of either of Messrs. Stephenson or Morgan, or the Company's inability to hire or retain other qualified officers or key employees, could have a material adverse effect on the Company's business, results of operations, growth prospects and financial condition. See "Management."

DEPENDENCE ON KEY INDUSTRIES AND TREND TOWARD OUTSOURCING

     The Company's clients are primarily Fortune 500 companies involved in technology-related industries. The Company's business and growth is largely dependent on the continued demand for the Company's services from clients in these industries and industries targeted by the Company, and current trends in such industries to outsource their product order teleservices, supplier management, product assembly and packaging, product distribution, product order fulfillment, inbound customer care and technical support teleservices and other outsourced services offered by the Company. A general economic downturn in the computer industry or in other industries targeted by the Company or a slowdown or reversal of the trend in any of these industries to outsource services provided by the Company could have a material adverse effect on the Company's business, results of operations, growth prospects and financial condition. See "Business--Clients."

RISKS ASSOCIATED WITH THE COMPANY'S CONTRACTS

     Although the Company currently seeks to sign multi-year contracts with its clients, the Company's contracts generally (i) permit termination upon relatively short notice by the client; (ii) do not designate the Company as the client's exclusive outsourced service provider; (iii) do not penalize the client for early termination; and (iv) hold the Company responsible for products which fail to meet the clients' specifications. Further, the Company frequently works on a purchase order basis with no minimum purchase guarantee. Several of the Company's contracts require the Company to maintain its ISO 9002 certification. Management believes, however, that maintaining satisfactory relationships with its clients has a more significant impact on the Company's revenues than the specific terms of its client contracts. Although several of the Company's clients have elected not to renew or extend short-term contracts, or have terminated contracts on relatively short notice to the Company, to date, none of the foregoing types of contractual provisions has had a material adverse effect on the Company's business, results of operations or financial condition. See "Business--Services," "Business--Sales and Marketing," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Substantially all of the Company's significant arrangements with its clients for product order teleservices, supplier management, product assembly and packaging, product distribution, product order fulfillment and customer care and technical support teleservices generate revenues based, in large part, on the number and duration of customer inquiries (subject to certain minimum monthly payments) and the volume, complexity and type of components involved in the client's products. Changes in the number or type of components of product units assembled by the Company may have an effect on the Company's revenues independent of the number of product units assembled. Consequently, the amount of revenues generated from any particular client is generally dependent upon customers' purchase and use of the client's products. There can be no assurance as to the number of customers who will be attracted to the products of the Company's clients or that the Company's clients will continue to develop new products that will require the Company's services. See "Business--Clients" and "Business--Technology."

RISKS ASSOCIATED WITH RAPIDLY CHANGING TECHNOLOGY

     The Company's business is highly dependent on its computer equipment, telecommunications equipment and software systems. The Company's failure to maintain sophisticated technological capabilities or to respond effectively to technological changes could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's future success also will be highly dependent upon its ability to enhance existing services and introduce new services to respond to changing technological developments. Significant advances or changes in technology, which significantly reduce or eliminate the need for services provided by the Company, could have a material adverse effect on the Company's business. For example, significant development of the Internet as a delivery system for computer software and game play could adversely impact the demand for the Company's product order teleservices, product order fulfillment, product assembly and packaging and product distribution services. There can be no assurance that the Company can successfully develop and bring to market any new services in a timely manner, that such services will be commercially successful or that clients' and competitors' technologies or services will not render the Company's services noncompetitive or obsolete. See "Business--Technology."

RISKS OF BUSINESS INTERRUPTION

     The Company's operations are dependent upon its ability to protect its facilities, clients' products, confidential customer information, computer equipment, telecommunications equipment and software systems against damage from fire, power loss, telecommunications interruption, natural disaster, theft, unauthorized intrusion, computer viruses and other emergencies, and the ability of its suppliers to deliver component parts on an expedited basis. While the Company maintains contingency plans for such events or emergencies and backs up its computers daily, there can be no assurance that such plans will be sufficient. In the event the Company experiences a temporary or permanent interruption or other emergency at one or more of its facilities through casualty, operating malfunction, employee malfeasance, disruption of supplier arrangements or otherwise, the Company's business could be materially adversely affected and the Company may be required to pay contractual damages to its clients or allow its clients to terminate or renegotiate their contracts with the Company. While the Company maintains property and business interruption insurance, such insurance may not adequately compensate the Company for all losses that it may incur. See "Business--Services."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS AND EXPANSION

     The Company currently conducts business in Europe and Asia, in addition to its North American operations. Such international operations accounted for approximately 21.0% of the Company's revenues for 1996. A component of the Company's growth strategy is to expand its international operations. There can be no assurance that the Company will be able to continue or expand its capacity to market, sell and deliver its services in international markets, or that it will be able to acquire companies or integrate acquired companies to expand international operations. In addition, there are certain risks inherent in conducting international business, including exposure to currency fluctuations, longer payment cycles, greater difficulties in accounts receivable collection, difficulties in complying with a variety of foreign laws, unexpected changes in regulatory requirements, difficulties in staffing and managing foreign operations, political instability and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's international operations and, consequently, on the Company's business, results of operations, growth prospects and financial condition. See "Business--Growth Strategy" and "Business--Services."

DEPENDENCE ON LABOR FORCE

     The Company's success is largely dependent on its ability to recruit, hire, train and retain qualified employees. The Company's industry is labor intensive and has experienced high personnel turnover. Some of the Company's operations, particularly its technical support teleservices, require specially trained employees. A significant increase in the Company's employee turnover rate could increase the Company's recruiting and training costs and decrease operating efficiency and productivity. Also, the addition of significant new clients or the implementation of new large-scale programs may require the Company to recruit, hire and train qualified personnel at an accelerated rate. There can be no assurance that the Company will be able to continue to recruit, hire, train and retain sufficient qualified personnel to staff adequately for existing business or future growth. In addition, because a significant portion of the Company's operating costs relate to labor costs, an increase in wages (including an increase in the mandatory minimum wage by the federal government), costs of employee benefits, or employment taxes could have a material adverse effect on the Company's business, results of operations and financial condition. Further, certain of the Company's facilities are located in geographic areas with relatively low unemployment rates, thus potentially making it more difficult and costly to hire qualified personnel. See "Business--Employees and Training" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SUBSTANTIAL PORTION OF NET PROCEEDS ALLOCATED FOR GENERAL WORKING CAPITAL

     A substantial portion ($31.4 million) of the net proceeds to the Company from this offering has been allocated to working capital and other general corporate purposes. This amount may increase substantially as other anticipated uses of net proceeds are funded through cash flow or otherwise reduced. The net proceeds may be utilized at the discretion of the Board of Directors. As a result, investors may not know in advance how such net proceeds will be utilized by the Company. See "Use of Proceeds."

CONTROL BY PRINCIPAL STOCKHOLDERS

     Prior to this offering, all of the outstanding capital stock of the Company was owned or controlled by executive officers of the Company and their affiliates (collectively, the "Principal Stockholders"). Following closing of this offering, A. Emmet Stephenson, Jr., Chairman of the Board of the Company, and his family, will beneficially own approximately ___% of the outstanding shares of Common Stock (approximately ___% if the Underwriters' over-allotment option is fully exercised). As a result, Mr. Stephenson and his family will continue to be able to elect the entire Board of Directors of the Company and to control substantially all other matters requiring action by the Company's stockholders. Such voting concentration may have the effect of discouraging, delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."

HIGHLY COMPETITIVE MARKET

     The markets in which the Company competes are highly competitive. The Company expects competition to persist and intensify in the future. The Company's competitors include small firms offering specific applications, divisions of large companies, large independent firms and, most significantly, the in-house operations of the Company's clients or potential clients. A number of competitors have or may develop financial and other resources greater than those of the Company. Similarly, there can be no assurance that additional competitors with greater name recognition and resources than the Company will not enter the Company's markets. Because the in-house operations of the Company's existing or potential clients are significant competitors of the Company, the Company's performance and growth could be negatively impacted if its existing clients decide to provide in-house services that currently are outsourced or if potential clients retain or increase their in-house capabilities. Further, a decision by a major client to consolidate its outsourced services with a company other than StarTek may have an adverse impact on the Company, particularly due to the fact that the Company is not the largest supplier of any of the services currently provided by the Company to any of its largest clients. In addition, competitive pressures from current or future competitors could result in significant price erosion, which could have a material adverse effect upon the Company's business, results of operations and financial condition. See "Business--Industry and Competition."

DIFFICULTIES OF COMPLETING AND INTEGRATING ACQUISITIONS AND JOINT VENTURES

     One component of the Company's growth strategy is to pursue strategic acquisitions of companies that have services, products, technologies, industry specializations or geographic coverage that extend or complement the Company's existing business. The Company has never made an acquisition and there can be no assurance that the Company will be able to identify or acquire any such companies on favorable terms. If an acquisition is completed, there can be no assurance that such acquisition will enhance the Company's business, results of operations or financial condition. As part of its growth strategy, the Company may also pursue opportunities to undertake strategic alliances in the form of joint ventures. Joint ventures involve many of the same risks as acquisitions, as well as additional risks associated with possible lack of control of the joint ventures. See "Use of Proceeds" and "Business--Growth Strategy."

NO PRIOR PUBLIC MARKET; VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after this offering, or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock offered hereby will be determined by negotiations among the Company, the Selling Stockholders and the Underwriters based upon several factors and may not be indicative of the market price at which the Common Stock will trade after this offering. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

     The market price of the Common Stock may be highly volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, the success of the Company in implementing its business and growth strategies, announcements of new contracts or contract cancellations, announcements of technological innovations or new products or services by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many companies and that have often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against such a company. Any such litigation initiated against the Company could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

SUBSTANTIAL AND IMMEDIATE DILUTION

     Investors in this offering will incur immediate dilution of $_____ per share in the pro forma net tangible book value per share of Common Stock (based upon the initial public offering price of $15.00 per share). See "Dilution."

SUBSTANTIAL NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE

     The sale of a substantial number of shares of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock. The Company is unable to make any prediction as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for sale may have on the market price of the Common Stock prevailing from time to time. In addition, any such sale or such perception could make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate. Upon closing of this offering, the Company will have _____ shares of Common Stock outstanding, excluding shares of Common Stock issuable upon exercise of options outstanding under the StarTek, Inc. Stock Option Plan (the "Option Plan") and the StarTek, Inc. Director Stock Option Plan (the "Director Option Plan"). The Company and the Selling Stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, any shares of Common Stock for a period of 180 days after the date of this offering without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). Following expiration of that 180-day period, substantially all of the shares of Common Stock held by the Selling Stockholders will be eligible for public sale, subject to compliance with certain volume limitations prescribed by Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). See "Shares Eligible for Future Sale" and "Underwriting."

ANTI-TAKEOVER PROVISIONS

     Upon closing of this offering, the Board of Directors will have the authority to issue up to 15,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of the preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plan to issue any shares of preferred stock. Furthermore, certain provisions of the Company's Restated Certificate of Incorporation, Restated Bylaws and Delaware law could delay or complicate a merger, tender offer or proxy contest involving the Company. See "Description of Capital Stock."

FORWARD-LOOKING STATEMENTS

      This Prospectus contains forward-looking statements that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," or "continue" for the negation thereof or other variations thereon or comparable terminology. The matters set forth under "Risk Factors" constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements.

                       OFFERING RELATED TRANSACTIONS

     The following transactions will be completed prior to the closing of this offering (the "Offering Related Transactions").

TERMINATION OF S CORPORATION STATUS

     Since July 1, 1992, the Company has been classified as an S corporation under Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable state tax laws. As a result, the earnings of the Company have been taxed for federal and state income tax purposes directly to its stockholders, rather than to the Company. The S corporation status of the Company will terminate upon closing of this offering, and, accordingly, from and after such date, the Company will be directly subject to federal and state income taxes. Immediately prior to the closing of this offering, the Company will take certain actions relating to the termination of the S corporation status of the Company and its subsidiaries, as described below. See "Termination of Management Fees" and "Notes Payable to Principal Stockholders" below.

TERMINATION OF MANAGEMENT FEES

     Historically, the Company has paid certain management fees and bonuses to the Principal Stockholders, and/or their affiliates, for services rendered to the Company, in amounts generally equal to the annual earnings of the Company. The Principal Stockholders have reinvested in the Company an amount equal to approximately 53% of the management fees and bonuses received, with a substantial portion of the balance used to pay applicable federal and state income taxes. The Company has terminated such management fee and bonus arrangements as of December 31, 1996, and no similar management fees or bonuses will be paid to the Principal Stockholders or their affiliates after the closing of this offering. After closing of this offering, an affiliate of A. Emmet Stephenson, Jr., will, however, be paid an advisory fee as described in "Certain Relationships and Related Party Transactions--Management Fees," and Michael W. Morgan may be paid bonuses at the discretion of the Compensation Committee (as defined below). See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management," and "Certain Relationships and Related Party Transactions--Management Fees."

NOTES PAYABLE TO PRINCIPAL STOCKHOLDERS

     Immediately prior to closing this offering, the Company will declare a dividend in an amount equal to the estimated additional paid-in capital and retained earnings of the Company as of the closing date, payable to the Principal Stockholders pursuant to certain promissory notes, which will equal $5.5 million, plus an adjustment for any additional paid-in capital and retained earnings after September 30, 1996 through the closing date. The promissory notes payable to the Principal Stockholders will be paid from net proceeds to the Company from this offering. From this amount, the Principal Stockholders will be required to pay applicable federal and state income taxes on earnings of the Company attributable to the period from January 1, 1997 through closing of this offering, the period in which the Company will continue to operate as an S corporation. See "Use of Proceeds" and "Certain Relationships and Related Party Transactions--Notes Payable to Principal Stockholders."

FORMATION OF STARTEK AND HOLDING COMPANY STRUCTURE

     The Company was incorporated in Delaware in December 1996. Effective January 1, 1997, shareholders of StarPak, Inc. exchanged all of their outstanding shares of capital stock for shares of common stock of the Company, and StarPak, Inc. became a wholly-owned subsidiary of the Company. Effective January 24, 1997, shareholders of StarPak International, Ltd. contributed all of their outstanding shares of capital stock to the Company, and StarPak International, Ltd. became a wholly-owned subsidiary of the Company. Accordingly, the Company became a holding company for the businesses conducted by StarPak, Inc. and StarPak International, Ltd.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock by the Company offered hereby, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company, are estimated to be $41.4 million, assuming an initial public offering price of $15.00 per share (the midpoint of the offering range set forth on the cover page of this Prospectus). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

     The Company intends to use approximately $9.8 million of the net proceeds of this offering to repay substantially all of its outstanding indebtedness, which includes approximately $1.3 million of bank and mortgage indebtedness, $2.3 million of capitalized lease obligations, $0.7 million of notes payable to stockholders and $5.5 million of notes payable to Principal Stockholders (subject to adjustment as described in "Offering Related Transactions"). The Company will pay approximately $120,000 of prepayment premiums in connection with the repayment of the capitalized lease obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The balance of the net proceeds (approximately $31.4 million) will be used for working capital and other general corporate purposes, including approximately $10.0 million for capital expenditures to expand and build-out its existing facilities (to increase its number of teleservice workstations and product handling capacity) and to make strategic acquisitions of complementary businesses. The Company has not entered into any agreements, commitments or understandings and is not currently engaged in any negotiations with respect to any such acquisitions. Pending such uses, the Company plans to invest the net proceeds to the Company from this offering in investment grade, interest-bearing securities. See "Risk Factors--Substantial Portion of Net Proceeds Allocated for General Working Capital," and "Offering Related Transactions--Notes Payable to Principal Stockholders."

                              DIVIDEND POLICY

     The Company intends to retain all future earnings in order to finance continued growth and development of its business and does not expect to pay any cash dividends with respect to its Common Stock in the foreseeable future. The Company expects that any future credit facility will limit or restrict the payment of dividends. The payment of any dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the availability of funds, future earnings, capital requirements, contractual restrictions, the general financial condition of the Company and general business conditions.

                               CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996 on (i) a historical basis, (ii) a pro forma basis to give effect to the Offering Related Transactions, and (iii) a pro forma as adjusted basis to give effect to the sale by the Company of 3,000,000 shares of Common Stock in this offering and the application of the estimated net proceeds therefrom. The capitalization of the Company should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds," "Offering Related Transactions," and the Combined Financial Statements and notes thereto, included elsewhere in this Prospectus.

                                                     SEPTEMBER 30, 1996
                                              --------------------------------
                                                                    PRO FORMA
                                               ACTUAL   PRO FORMA  AS ADJUSTED
                                                 (unaudited, in thousands)
CASH AND CASH EQUIVALENTS..................    $  452     $  452     $31,882
                                               ------     ------     -------
                                               ------     ------     -------
DEBT:
  Line of credit...........................    $  886     $  886          --
  Capital lease obligations................     2,338      2,338          --
  Payable to stockholders .................       711        711          --
  Notes payable to Principal Stockholders..        --      5,509          --
  Other debt...............................       356        356          --
                                               ------     ------     -------
    TOTAL DEBT.............................     4,291      9,800          --

STOCKHOLDERS' EQUITY:
  Preferred stock, undesignated, par value
    $.01 per share; 15,000,000 shares
    authorized, no shares issued and
    outstanding............................        --         --          --
  Common stock, par value $.01 per share;
    95,000,000 shares authorized, _______
    shares issued and outstanding, _______
    shares issued and outstanding, as
    adjusted(a)............................         1          1          31
  Additional paid-in capital...............     2,908         --      41,320
  Cumulative translation adjustment........         1          1           1
  Retained earnings........................     2,814         --        (120)
  Note receivable - stockholder............      (213)        --          --
                                               ------     ------     -------
    TOTAL STOCKHOLDERS' EQUITY.............     5,511          2      41,232
                                               ------     ------     -------
    TOTAL CAPITALIZATION...................    $9,802     $9,802     $41,232
                                               ------     ------     -------
                                               ------     ------     -------

---------------
(a) Excludes 985,000 shares and 90,000 shares of Common Stock reserved for issuance under the Option Plan and the Director Option Plan, respectively, 705,000 shares of which will be subject to options to be granted on or prior to closing of this offering. See "Management--Compensation of Directors" and "Management--Stock Option Plan."

                                   DILUTION

     As of December 31, 1996, the Company had a pro forma net tangible book value of $__________, or $__________ per share of Common Stock, based upon _____ shares of Common Stock outstanding. Pro forma net tangible book value per share is determined by dividing the pro forma net tangible book value of the Company (total tangible assets less total liabilities), giving effect to the Offering Related Transactions on such date, by the number of shares of Common Stock outstanding as of such date after giving effect to a ____ for one stock split of the Common Stock. After giving effect to the Offering Related Transactions, a _____ for one stock split of the Common Stock and the sale by the Company of the 3,000,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $15.00 per share and application of the net proceeds therefrom, the Company's pro forma net tangible book value as of December 31, 1996 would have been $__________, or $_____ per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $_____ per share to the Principal Stockholders and an immediate dilution in net tangible book value of $_____ per share to new investors purchasing shares of Common Stock in this offering. The following table illustrates the per share dilution to the new investors:

     Assumed initial public offering price per share...              $15.00

     Pro forma net tangible book value per share as
       of December 31, 1996............................    $
                                                           ------
     Increase in pro forma net tangible book value
       per share attributable to new investors.........
                                                           ------
     Pro forma net tangible book value per share after
       giving effect to this offering..................
                                                                     ------
     Pro forma net tangible book value dilution per
       share to new investors..........................              $
                                                                     ------
                                                                     ------

     The following table sets forth as of December 31, 1996, on a pro forma basis, the number of shares purchased from the Company, the total consideration paid and the average price per share paid by the Principal Stockholders and new investors purchasing shares of Common Stock from the Company in this offering:

                             SHARES PURCHASED        TOTAL CONSIDERATION
                         -----------------------   ------------------------   AVERAGE PRICE
                          NUMBER      PERCENTAGE     AMOUNT      PERCENTAGE     PER SHARE

Principal Stockholders..                   . %     $                  . %         $   .
                         ---------      ----       -----------     -----           ----
New investors........... 3,000,000         .        45,000,000        .               .
                         ---------      ----       -----------     -----           ----
  Total.................                100.0%     $               100.0%
                         ---------      -----      -----------     -----
                         ---------      -----      -----------     -----

The foregoing table excludes 985,000 shares and 90,000 shares reserved for issuance under the Option Plan and Director Option Plan, respectively. See "Management--Compensation of Directors" and "Management--Stock Option Plan."

                      SELECTED COMBINED FINANCIAL DATA

     The following selected combined financial data for the years ended
December 31, 1993, 1994 and 1995, and as of December 31, 1994 and 1995 have been derived from the combined financial statements of the Company, which have been audited by Ernst & Young LLP, included elsewhere in this Prospectus. The selected combined financial data (i) for the year ended June 30, 1992 and the six months ended December 31, 1992, (ii) as of June 30,
1992, December 31, 1992 and 1993, and September 30, 1995 and 1996, and (iii) for the nine months ended September 30, 1995 and 1996, is unaudited. Interim results, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the financial information for such periods; however, such results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and notes thereto, included elsewhere in this Prospectus.

                                        YEAR      SIX MONTHS                                   NINE MONTHS ENDED
                                        ENDED       ENDED          YEARS ENDED DECEMBER 31,      SEPTEMBER 30,
                                       JUNE 30,   DECEMBER 31,   ---------------------------   -----------------
                                        1992          1992         1993      1994      1995      1995      1996
                                                       (in thousands, except per share amounts)
STATEMENT OF OPERATIONS DATA:
Revenues............................   $16,791      $11,880      $23,044   $26,341   $41,509   $23,793   $44,806
Cost of services....................    13,273        9,779       18,039    21,355    33,230    18,674    35,974
                                       -------      -------      -------   -------   -------   -------   -------
Gross profit........................     3,518        2,101        5,005     4,986     8,279     5,119     8,832
Selling, general and
  administrative expenses...........     1,813        1,269        3,479     4,489     5,341     3,720     5,319
                                       -------      -------      -------   -------   -------   -------   -------
Operating profit....................     1,705          832        1,526       497     2,938     1,399     3,513
Net interest expense and other......        87            8          193       216       396       264       302
                                       -------      -------      -------   -------   -------   -------   -------
Income before management fee
  expense and income taxes..........     1,618          824        1,333       281     2,542     1,135     3,211
Management fee expense..............        --          400        1,702       612     2,600       957     1,397
Income tax expense (benefit)........       587          (58)          --        --        --        --       112
                                       -------      -------      -------   -------   -------   -------   -------
Net income (loss)...................   $ 1,031      $   482      $  (369)  $  (331)  $   (58)  $   178   $ 1,702
                                       -------      -------      -------   -------   -------   -------   -------
                                       -------      -------      -------   -------   -------   -------   -------
PRO FORMA STATEMENT OF OPERATIONS
 DATA (UNAUDITED):
Historical income before management
  fees and income taxes.............                                                 $ 2,542             $ 3,211
Pro forma income taxes..............                                                     948               1,198
                                                                                     -------             -------
Pro forma net income(a).............                                                 $ 1,594             $ 2,013
                                                                                     -------             -------
                                                                                     -------             -------
Pro forma net income per share......
Pro forma shares outstanding........

SELECTED OPERATING DATA:
Capital expenditures................   $   136      $   153      $ 1,239   $   670   $ 2,105   $   459   $   581
Depreciation and amortization.......       149           79          456       588       873       606       938

BALANCE SHEET DATA (END OF PERIOD):
Working capital.....................   $ 1,058      $ 1,560      $   943   $   434   $   798   $   474   $ 1,294
Total assets........................     4,032        6,614        7,712    12,352    21,580    14,094    17,167
Total debt..........................       587          732        2,473     3,288     7,294     4,493     4,291
Total stockholders' equity..........     1,637        2,031        2,624     3,006     3,798     3,370     5,511


---------------
(a) The Company was a C corporation for federal and state income tax purposes through June 30, 1992. From and after July 1, 1992, the Company has been an S corporation and, accordingly, has not been subject to federal or state income taxes. Pro forma net income (i) reflects the elimination of management fee expense and (ii) includes a provision for federal, state and foreign income taxes at an effective rate of 37.3%. See "Offering Related Transactions."

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                         AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the Combined Financial Statements and notes thereto, included elsewhere in this Prospectus.

OVERVIEW

     The Company has grown profitably by developing integrated outsourced services that enable its clients to provide their customers with high-quality services at lower costs than a client's own in-house operations. StarTek has continuously expanded its business and facilities to offer additional services in response to the growing needs of its clients and to capitalize on market opportunities both domestically and internationally. From 1993 to 1995, the Company's revenues and income before management fee expense and income taxes grew at compound annual growth rates of approximately 34.2% and 38.1%, respectively. For the nine months ended September 30, 1996, the Company's revenues increased approximately 88.3% to $44.8 million from $23.8 million for the nine months ended September 30, 1995. Income before management fee expense and income taxes increased approximately 182.9% to $3.2 million from $1.1 million during the same period. Management attributes this growth to the successful implementation of the Company's strategy of developing long-term strategic partnerships with large clients in targeted industries.

     StarTek generates its revenues by providing integrated outsourced services throughout a product's life cycle, including product order teleservices, supplier management, product assembly and packaging, product distribution, product order fulfillment, and inbound customer care and technical support teleservices. The Company generally recognizes revenues as services are performed under each contract. Substantially all of the Company's significant arrangements with its clients for its services generate revenues based, in large part, on the number and duration of customer inquiries (subject to certain minimum monthly payments) and the volume, complexity and type of components involved in the handling of the client's products. Changes in the number or type of components in the product units assembled by the Company may have an effect on the Company's revenues, independent of the number of product units assembled.

     A key element of the Company's ability to grow is the availability of capacity to respond quickly to the needs of new clients or the increased needs of existing clients. The Company's 138,000-square-foot facility in Denver, Colorado, which was initially occupied at the end of 1995, is approximately one-third utilized and can be expanded to accommodate additional outsourced services. Management also believes that it can expand significantly the capacity of its Greeley, Colorado and Hartlepool, England facilities.

     The Company's cost of services primarily includes labor, telecommunications, materials and freight charges that are variable in nature, as well as certain facilities charges. Competitive vendor rates for materials, printing, compact disc duplication and packaging costs, together with competitive labor rates which comprise the majority of the Company's costs, have been and are expected to continue to be a key component of the Company's expenses. All other expenses, including expenses attributable to technology support, sales and marketing, human resource management and other administrative functions that are not allocable to specific client services, are recorded as selling, general and administrative ("SG&A") expenses. SG&A expenses tend to be either semi-variable or fixed in nature.

     Since July 1992, the Company has operated as an S corporation and, accordingly, was not subject to federal or state income taxes. As an S corporation, the Company has historically paid certain management fees and bonuses to the Principal Stockholders, and/or their affiliates, for services rendered to the Company in amounts generally equal to the annual earnings of the Company, and all of such amounts (except for an annual amount equal to approximately $540,000, which is accounted for as a portion of SG&A expenses) are reflected as management fee expense on its combined statement of operations. Upon receipt of such management fees and bonuses, the Principal Stockholders historically contributed approximately 53% of such amounts to the Company to provide the Company with necessary working capital, with a substantial portion of the balance used to pay applicable federal and state income taxes. The amounts so contributed are reflected in additional paid-in-capital on the Company's combined balance sheet. The Company has terminated this management fee and bonus arrangement effective as of December 31, 1996. From and after January 1, 1997, no further management fees and bonuses will be payable to the Principal Stockholders, and/or their affiliates, that were previously reflected as management fee expense. After the closing of this offering, all salary, bonuses, advisory fees and other compensation paid by the Company to its executive officers will be reflected in SG&A expenses on the combined statement of operations. See "Management--Executive Compensation" and "Offering Related Transactions--Management Fees."

     The S corporation status of the Company will terminate upon closing of this offering and, thereafter, the Company will be subject to federal and state income taxes. Pro forma net income (i) reflects elimination of management fee expense and (ii) includes a provision for federal, state and foreign income taxes at an effective rate of 37.3%.

     Typically, the Company holds components and materials inventory pending product assembly, and finished goods inventory for brief periods pending shipment. The Company generally has the right to be reimbursed by the client for unused inventory.

     The Company's business is highly seasonal. Certain of the Company's services related to product assembly and packaging are heavily utilized in the third and fourth quarters in preparation for the Christmas holiday season. Accordingly, the Company's revenues are typically higher in the third quarter than in the first and second quarter, and peak in the fourth quarter. In 1995, the percentage of the Company's revenues generated from the first to the fourth quarter were as follows: 19.2%, 14.8%, 23.3% and 42.7%, respectively.

QUARTERLY RESULTS

     The following tables set forth certain unaudited statement of operations data for the quarters in the year ended December 31, 1995, and the nine months ended September 30, 1996. The unaudited quarterly information has been prepared on the same basis as the annual information and, in management's opinion, includes all adjustments to present fairly the information for the quarters presented.

                                                1995 QUARTERS ENDED                                   1996 QUARTERS ENDED
                               -----------------------------------------------------       -----------------------------------------
                              MARCH 31       JUNE 30      SEPTEMBER 30   DECEMBER 31      MARCH 31       JUNE 30      SEPTEMBER 30
                                                                 (dollars in thousands)
Revenues  . . . . . . . .     $7,984         $6,126         $9,683        $17,716        $15,219        $14,108        $15,479
Cost of services  . . . .      6,380          4,758          7,536         14,556         12,655         11,121         12,198
Selling, general and
   administrative
   expenses . . . . . . .      1,226          1,194          1,301          1,620          1,707          1,856          1,756
                              ------         ------         ------        -------        -------        -------         ------
Operating profit  . . . .        378            174            846          1,540            857          1,131          1,525
Net interest expense and
   other  . . . . . . . .         58            105            100            133            125            108             69
                              ------         ------         ------        -------        -------        -------         ------
Income before management
fee expense and income
 taxes  . . . . . . . . .        320             69            746          1,407            732          1,023          1,456

     The following table sets forth certain unaudited statement of operations data, expressed as a percentage of revenues.

                                                1995 QUARTERS ENDED                                   1996 QUARTERS ENDED
                               ------------------------------------------------------      ----------------------------------------
                               MARCH 31       JUNE 30      SEPTEMBER 30   DECEMBER 31      MARCH 31       JUNE 30      SEPTEMBER 30
Revenues  . . . . . . . .       100.0%         100.0%         100.0%         100.0%         100.0%         100.0%         100.0%
Cost of services  . . . .        79.9           77.7           77.8           82.2           83.2           78.8           78.8
Selling, general and
   administrative
   expenses . . . . . . .        15.4           19.5           13.5            9.1           11.2           13.2           11.3
                               ------         ------         ------        -------        -------        -------         ------
Operating profit  . . . .         4.7            2.8            8.7            8.7            5.6            8.0            9.9
Net interest expense and
   other  . . . . . . . .         0.7            1.7            1.0            0.8            0.8            0.8            0.5
                               ------         ------         ------        -------        -------        -------         ------
Income before management
   fee expense and
income taxes  . . . . . .         4.0            1.1            7.7            7.9            4.8            7.2            9.4


     The Company has experienced, and expects to experience in the future, quarterly variations in revenues and earnings as a result of a variety of factors, many of which are outside the Company's control, including (i) the seasonal pattern of certain of the businesses served by the Company; (ii) the timing of new projects; (iii) the expiration or termination of existing projects; (iv) the timing of increased expenses incurred to obtain and support new business; and (v) changes in the Company's revenue mix among the various services performed by the Company. See "Risk Factors--Variability of Quarterly Operating Results."

     For the quarterly periods in 1995 and 1996, revenues fluctuated principally due to the seasonal pattern of certain of the businesses served by the Company, the mix of services performed for clients and the addition of new client programs. Revenues in the first quarter of 1996 as compared to the fourth quarter of 1995 declined principally due to the seasonal pattern of certain businesses serviced by the Company. Revenues in the second quarter of 1996 were higher than expected, as compared to prior seasonal patterns, due to increased activities for a significant new client in that quarter.

     For the quarterly periods in 1995 and 1996, cost of services as a percentage of revenues fluctuated principally due to the mix of services performed for clients. Cost of services as a percentage of revenues was higher in the first quarter of 1996 as compared to the second quarter of 1996 due to product recall and rework costs incurred on a certain product assembled, packaged and distributed in Europe from the United Kingdom facility.

     For the quarterly periods in 1995 and 1996, SG&A expenses as a percentage of revenues fluctuated principally due to the spreading of fixed and semi-variable costs over a revenue base that fluctuates quarter to quarter.

     Operating profit and income before management fee expense and income taxes fluctuated within the quarterly periods of 1995 and 1996 based primarily on the factors noted above.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain statement of operations data expressed as a percentage of revenues:

                                                                                                             NINE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                            SEPTEMBER 30,
                                                     ------------------------------------------        -------------------------
                                                        1993             1994             1995             1995           1996
 Revenues  . . . . . . . . . . . . . . . . .           100.0%           100.0%           100.0%           100.0%         100.0%
 Cost of services  . . . . . . . . . . . . .            78.3             81.1             80.1             78.5           80.3
 Selling, general and
    administrative expenses  . . . . . . . .            15.1             17.0             12.8             15.6           11.9
                                                       -----            -----            -----            -----          -----
 Operating profit  . . . . . . . . . . . . .             6.6              1.9              7.1              5.9            7.8
 Net interest expense and other  . . . . . .             0.8              0.8              1.0              1.1            0.6
                                                       -----            -----            -----            -----          -----
 Income before management fee
      expense and income taxes . . . . . . .             5.8              1.1              6.1              4.8            7.2

 Management fee expense  . . . . . . . . . .             7.4              2.3              6.3              4.0            3.1
 Income tax expense  . . . . . . . . . . . .              --               --               --               --            0.3
                                                       -----            -----            -----            -----          -----
 Net income (loss) . . . . . . . . . . . . .            (1.6)            (1.2)            (0.2)             0.8            3.8
                                                       -----            -----            -----            -----          -----
                                                       -----            -----            -----            -----          -----

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     REVENUES. Revenues increased $21.0 million, or 88.3%, to $44.8 million for the nine months ended September 30, 1996 from $23.8 million for the nine months ended September 30, 1995. New clients accounted for $9.4 million of this increase, primarily attributable to the addition of a significant new client in April 1996, while existing clients accounted for the remaining $11.6 million of this increase. Revenues for the first nine months of 1996 reflect the addition of the Denver facility, which opened at the end of 1995.

     COST OF SERVICES. Cost of services increased $17.3 million, or 92.6%, to $36.0 million for the nine months ended September 30, 1996 from $18.7 million for the nine months ended September 30, 1995. As a percentage of revenues, cost of services increased to 80.3% for the nine months ended September 30, 1996 from 78.5% for the nine months ended September 30, 1995. This change was primarily due to lower profit margins on services performed for a major client and product recall and rework costs incurred on certain product assembled, packaged and distributed in Europe from the United Kingdom facility.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased $1.6 million, or 43.0%, to $5.3 million for the nine months ended September 30, 1996 from $3.7 million for the nine months ended September 30, 1995. As a percentage of revenues, SG&A expenses decreased to 11.9% for the nine months ended September 30, 1996 from 15.6% for the nine months ended September 30, 1995, reflecting the spreading of fixed and semi-variable costs over a larger revenue base.

     OPERATING PROFIT. As a result of the foregoing factors, operating profit increased $2.1 million, or 151.1%, to $3.5 million for the nine months ended September 30, 1996 from $1.4 million for the nine months ended September 30, 1995. As a percentage of revenues, operating profit increased to 7.8% for the nine months ended September 30, 1996 from 5.9% for the nine months ended September 30, 1995.

     NET INTEREST EXPENSE AND OTHER. Net interest expense and other remained relatively unchanged at $0.3 million for the nine months ended September 30, 1996 and for the nine months ended September 30, 1995. As a percentage of revenues, net interest expense and other decreased to 0.6% for the nine months ended September 30, 1996 from 1.1% for the nine months ended September 30, 1995, reflecting lower outstanding borrowings relative to revenues of the Company.

     INCOME BEFORE MANAGEMENT FEE EXPENSE AND INCOME TAXES. As a result of the foregoing factors, income before management fee expense and income taxes increased $2.1 million, or 182.9%, to $3.2 million for the nine months ended September 30, 1996 from $1.1 million for the nine months ended September 30, 1995. As a percentage of revenues, income before management fee expense and income taxes increased to 7.2% for the nine months ended September 30, 1996 from 4.8% for the nine months ended September 30, 1995.

     MANAGEMENT FEE EXPENSE. Management fee expense increased $0.4 million, or 46.0%, to $1.4 million for the nine months ended September 30, 1996 from $1.0 million for the nine months ended September 30, 1995. As a percentage of revenues, management fee expense decreased to 3.1% for the nine months ended September 30, 1996 from 4.0% for the nine months ended September 30, 1995. Management fee expense was determined by the Board of Directors and related primarily to changes in operating profit of the Company. Effective December 31, 1996, the management fee and bonus arrangements previously reflected as management fee expense have been terminated and no further management fees will be payable by the Company.

     INCOME TAX EXPENSE. The Company has operated as an S corporation for federal and state income tax purposes and, accordingly, was not subject to federal or state income taxes. The Company was, however, subject to certain foreign income taxes. A provision for foreign income taxes was made in the nine months ended September 30, 1996, as prior foreign loss carryovers had been fully utilized.

     NET INCOME (LOSS). Based upon its S corporation status and the factors discussed above, net income increased $1.5 million, or 856.2%, to $1.7 million for the nine months ended September 30, 1996 from $0.2 million for the nine months ended September 30, 1995. As a percentage of revenues, net income increased to 3.8% for the nine months ended September 30, 1996 from 0.8% for the nine months ended September 30, 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     REVENUES. Revenues increased $15.2 million, or 57.6%, to $41.5 million in 1995 from $26.3 million in 1994. New clients accounted for $6.1 million of this increase, while existing clients accounted for the remaining $9.1 million of this increase.

     COST OF SERVICES. Cost of services increased $11.9 million, or 55.6%, to $33.2 million in 1995 from $21.4 million in 1994. As a percentage of revenues, cost of services decreased to 80.1% in 1995 from 81.1% in 1994. This change was primarily due to improvement in profit margins at the United Kingdom facility as productivity improved, and improvement in product fulfillment profit margins in domestic operations as improved product fulfillment systems were placed in service. As a result of technological changes in software distribution, the foregoing improvements were partially offset by lower profit margins realized from the switch by the Company's clients to lower-margin compact discs from higher-margin 3-1/2 inch floppy disks included in such clients' final products.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased $0.9 million, or 19.0%, to $5.3 million in 1995 from $4.5 million in 1994.
As a percentage of revenues, SG&A expenses decreased to 12.8% in 1995 from 17.0% in 1994, reflecting the spreading of fixed and semi-variable costs over a larger revenue base.

     OPERATING PROFIT. As a result of the foregoing factors, operating profit increased $2.4 million, or 491.1%, to $2.9 million in 1995 from $0.5 million in 1994. As a percentage of revenues, operating profit increased to 7.1% in 1995 from 1.9% in 1994.

     NET INTEREST EXPENSE AND OTHER. Net interest expense and other increased $0.2 million, or 83.3%, to $0.4 million in 1995 from $0.2 million in 1994. As a percentage of revenues, net interest expense and other increased to 1.0% in 1995 from 0.8% in 1994, reflecting higher outstanding borrowings relative to revenues of the Company.

     INCOME BEFORE MANAGEMENT FEE EXPENSE AND INCOME TAXES. As a result of the foregoing factors, income before management fee expense and income taxes increased $2.3 million, or 804.6%, to $2.5 million in 1995 from $0.3 million in 1994. As a percentage of revenues, income before management fee expense and income taxes increased to 6.1% in 1995 from 1.1% in 1994.

     MANAGEMENT FEE EXPENSE. Management fee expense increased $2.0 million, or 324.8%, to $2.6 million in 1995 from $0.6 million in 1994. As a percentage of revenues, management fee expense increased to 6.3% in 1995 from 2.3% in 1994. Management fee expense was determined by the Board of Directors of the Company and related primarily to changes in operating profit of the Company. Effective December 31, 1996, the management fee and bonus arrangements previously reflected as management fee expense have been terminated and no further management fees will be payable by the Company.

     NET INCOME (LOSS). Based upon the S corporation status of the Company and the factors discussed above, net loss decreased $0.2 million, or 82.5%, to $0.1 million in 1995 from $0.3 million in 1994.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     REVENUES. Revenues increased $3.3 million, or 14.3%, to $26.3 million in 1994 from $23.0 million in 1993. New clients accounted for $1.0 million of this increase, while existing clients accounted for the remaining $2.3 million of this increase.

     COST OF SERVICES. Cost of services increased $3.3 million, or 18.4%, to $21.4 million in 1994 from $18.0 million in 1993. As a percentage of revenues, cost of services increased to 81.1% in 1994 from 78.3% in 1993.
This change was primarily due to (i) lower profit margins realized by the Company as a result of technological changes in software distribution to lower-margin compact discs from higher-margin 3-1/2 inch floppy disks, included in the clients' final products, and (ii) increased direct labor costs to develop systems for certain product fulfillment services being introduced to clients. The foregoing factors, which increased cost of services as a percentage of revenues, were partially offset by lower costs of product packaging and assembly services resulting from higher product volumes.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. SG&A expenses increased $1.0 million, or 29.0%, to $4.5 million in 1994 from $3.5 million in 1993. As a percentage of revenues, SG&A expenses increased to 17.0% in 1994 from 15.1% in 1993, primarily reflecting increased salary and wage costs to develop management infrastructure to service a greater volume of client activities. The increase in SG&A expenses as a percentage of revenues was partially offset by the spreading of fixed and semi-variable costs over a larger revenue base.

     OPERATING PROFIT. As a result of the foregoing factors, operating profit decreased $1.0 million, or 67.4%, to $0.5 million in 1994 from $1.5 million in 1993. As a percentage of revenues, operating profit decreased to 1.9% in 1994 from 6.6% in 1993.

     NET INTEREST EXPENSE AND OTHER. Net interest expense and other remained relatively unchanged at $0.2 million in 1994 and 1993. As a percentage of revenues, net interest expense and other remained relatively unchanged at 0.8% of revenues in 1994 and 1993.

     INCOME BEFORE MANAGEMENT FEE EXPENSE AND INCOME TAXES. As a result of the foregoing factors, income before management fee expense and income taxes decreased $1.0 million, or 78.9%, to $0.3 million in 1994 from $1.3 million in 1993. As a percentage of revenues, income before management fee expense and income taxes decreased to 1.1% in 1994 from 5.8% in 1993.

     MANAGEMENT FEE EXPENSE. Management fee expense decreased $1.1 million, or 64.0%, to $0.6 million in 1994 from $1.7 million in 1993. As a percentage of revenues, management fee expense decreased to 2.3% in 1994 from 7.4% in 1993. Management fee expense was determined by the Board of Directors and was related primarily to changes in operating profit of the Company. Effective December 31, 1996, the management fee and bonus arrangements previously reflected as management fee expenses have been terminated and no further management fees will be payable by the Company.

     NET INCOME (LOSS). Based upon the S corporation status of the Company and the factors discussed above, net loss remained relatively unchanged at $0.3 million in 1994 and 1993.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has funded its operations and capital expenditures primarily through cash flow from operations, borrowings under various lines of credit, capital lease arrangements, short-term borrowings from its stockholders and their affiliates, and additional capital contributions by its stockholders. The Company has a $4.5 million revolving line of credit with Norwest Business Credit, Inc. (the "Bank"), which reduces to $3.5 million on March 8, 1997, if not renewed, and which matures on June 30, 1999. Borrowings under the line of credit bear interest at the Bank's base rate, plus 1%. At September 30, 1996, $0.9 million of borrowings were outstanding under the line of credit, accruing interest at 9.25%. Borrowings under the line of credit have been used primarily for general corporate purposes. Outstanding borrowings will be repaid in full from net proceeds to the Company from this offering. See "Use of Proceeds."

     The Company has entered into several capital leases with three to five year terms. At September 30, 1996, the outstanding lease obligations were $2.3 million, accruing interest at rates ranging from 8.7% to 13.0%. At
September 30, 1996, available additional borrowings under these arrangements were $0.9 million. All outstanding capital lease obligations will be repaid in full from net proceeds to the Company from this offering. See "Use of Proceeds."

     Net cash provided by operating activities increased to $4.5 million for the nine months ended September 30, 1996 from $0.4 million for the same period in the prior year. The principal causes of this increase were (i) an increase in net income and (ii) a decrease in accounts receivable, partially offset by a decrease in accounts payable. Net cash used in operating activities in 1995 was $1.5 million as compared to $0.4 million of net cash provided by operating activities in 1994. The principal cause of this decrease in net cash flow from operating activities between the periods was an increase in accounts receivable, partially offset by an increase in accounts payable.

     Net cash used in investing activities was $0.6 million for the nine months ended September 30, 1996 as compared to $0.3 million of net cash provided by investing activities for the same period in the prior year. The principal cause for this decrease related to the collection of a note receivable - affiliate in 1995. During 1994 and 1995, the Company's net cash used in investing activities did not change significantly; however, the components of investing expenditures varied due to (i) the purchase of the Denver facility in October 1995,
(ii) collections of notes receivable - affiliates and stockholders in 1995 and
(iii) advances made to stockholders and affiliates in 1994.

     Net cash used in financing activities increased to $4.0 million for the nine months ended September 30, 1996 from $0.5 million for the same period in the prior year. The principal causes for this increase were (i) increased payments of capital lease obligations, (ii) increased payments on bank borrowings in 1996 and (iii) payment of a note payable - affiliate, partially offset by proceeds from capital lease obligations. Net cash provided by financing activities increased to $3.2 million in 1995 from $1.1 million in 1994. The principal causes for this increase were (i) mortgage borrowings pertaining to the purchase of the Denver facility in 1995, (ii) an increase in borrowings from an affiliate in 1995 and (iii) an increase in bank borrowings and capital lease payments in 1995.

     The principal sources of the Company's liquidity have been cash flow from operations, borrowings under the Company's line of credit, capital lease financing, borrowings from stockholders and their affiliates, and capital contributions from its stockholders. StarTek intends to use a portion of the net proceeds to the Company from this offering to repay all of its outstanding indebtedness and capitalized lease obligations. In conjunction with this offering, the Company expects to maintain a $3.5 million credit facility. The credit facility is expected to contain covenants which restrict, to a certain extent, dividends, capital expenditures and loans to affiliates and stockholders, without prior written consent of the lender. The Company believes that cash flow from operations and net proceeds to the Company from this offering, together with available funds under a credit facility, will be sufficient to support its operations and capital expenditure and liquidity requirements for the next 12 months.

INFLATION AND GENERAL ECONOMIC CONDITIONS

     Although the Company cannot accurately anticipate the effect of inflation on its operations, the Company does not believe that inflation has had, or is likely in the foreseeable future to have, a material effect on its results of operations or financial condition.

                                       BUSINESS


GENERAL

     StarTek is a leading international provider of integrated, value-added outsourced services primarily for Fortune 500 companies in targeted industries. The Company's integrated outsourced services encompass a wide spectrum of logistics management and customer-initiated ("inbound") teleservices throughout a product's life cycle, including product order teleservices, supplier management, product assembly and packaging, product distribution, product order fulfillment, and customer care and technical support teleservices. By focusing on these services as its core business, StarTek allows its clients to focus on their primary businesses, reduce overhead, replace fixed costs with variable costs and reduce working capital needs.

     The Company has continuously expanded its business and facilities to offer additional services on an outsourced basis in response to the growing needs of its clients and to capitalize on market opportunities both domestically and internationally. StarTek operates from its Colorado facilities located in Denver and Greeley and from a facility located in Hartlepool, England. The Company also operates through a subcontract relationship in Singapore. For the nine months ended September 30, 1996, the Company's revenues increased approximately 88.3% to $44.8 million from $23.8 million for the nine months ended September 30, 1995. Income before management fee expense and income taxes increased approximately 182.9% to $3.2 million from $1.1 million during the same period.

     StarTek's goal is to grow profitably by focusing on providing high-quality integrated, value-added outsourced services. StarTek has a strategic partnership philosophy, through which the Company assesses each of its client's needs and, together with the client, develops and implements customized outsourcing solutions. Management believes that its entrepreneurial culture, long-term relationships with clients and suppliers, efficient operations, dedication to quality and use of advanced technology and management techniques provide StarTek a competitive advantage in attracting and retaining clients that outsource non-core operations. Three of the Company's top four clients have utilized its outsourced services for more than five years and the fourth client initiated services with the Company in April 1996.

     StarTek has focused primarily on the computer software, computer hardware, electronics, telecommunications and other technology-related industries because of their rapid growth, complex and evolving product offerings and large customer bases, which require frequent, often sophisticated, customer interaction. Management believes that there are substantial opportunities to cross-sell StarTek's wide spectrum of outsourced services to its existing base of approximately 100 clients, which includes Broderbund Software, Inc., Electronic Arts, Inc., Federal Express Corporation, Hewlett Packard, Microsoft, Polaroid Corporation, Simon & Schuster, Inc., Sony Electronics, Inc., The 3DO Company, and Viacom International, Inc. The Company intends to capitalize on the increasing trend toward outsourcing by targeting potential clients in other industries, including health care, financial services, transportation services and consumer products, which could benefit from the Company's expertise in developing and delivering integrated, cost-effective outsourced services.

STARTEK'S INTEGRATED SERVICES

     The Company's interaction with a client's customers may begin with an inbound call or message via the Internet requesting information or placing an order for the client's product. A StarTek service representative takes the order, and if the Company manages the client's inventory, the Company packs and ships the order. If the Company does not manage the client's inventory, the Company transmits the customer's request directly to the client. In the event the Company manages the client's inventory, the Company may receive finished goods directly from a client or the Company may manage the production process on an outsourced basis, following product specifications provided by the client.
In the latter case, the Company selects and contracts with the necessary suppliers and performs all tasks necessary to assemble and package the finished product, which may be held by the Company pending receipt of customer orders or shipped in bulk to distributors or retail outlets.

     The Company's clients typically provide their customers with telephone numbers for product questions and technical support. Calls are routed to StarTek customer care or technical support service representatives who have been trained to support specific products. That request also may lead to an order for another product or service offered by the client, in which case the Company takes the order and the cycle may begin again. StarTek's clients may utilize one or more of the Company's outsourced services.

BUSINESS STRATEGY

     StarTek's strategic objective is to increase revenues and earnings by maintaining and enhancing its position as a leading international provider of integrated value-added outsourced services. To reach this objective, the Company intends to:

     PROVIDE INTEGRATED OUTSOURCED SERVICES. StarTek seeks to provide integrated outsourced services which enable its clients to provide their customers with high-quality services at lower cost than through a client's own in-house operations. The Company believes that its ability to tailor operations, materials and employee resources objectively and to provide integrated, value-added outsourced services on a cost-effective basis will allow the Company to become an integral part of its clients' businesses.

     DEVELOP STRATEGIC PARTNERSHIPS AND LONG-TERM RELATIONSHIPS. StarTek seeks to develop long-term client relationships, primarily with Fortune 500 companies in targeted industries. The Company invests significant resources to establish strategic partnership relationships and to understand each client's processes, culture, decision parameters and goals, so as to develop and implement customized solutions. The Company believes that this solution-oriented, value-added integrated approach to addressing its clients' needs distinguishes StarTek from its competitors and plays a key role in the Company's ability to attract and retain clients on a long-term basis.

     MAINTAIN LOW-COST POSITION THROUGH MODERN PROCESS MANAGEMENT. StarTek strives to establish a competitive advantage by frequently redefining its operational processes to reduce costs and improve quality. StarTek's continuous improvement philosophy and modern process management techniques enable the Company to reduce waste and increase efficiency in the following areas:
(i) controlling overproduction; (ii) minimizing waiting time due to inefficient work sequences; (iii) reducing inessential handling of materials;
(iv) eliminating nonessential movement and processing; (v) implementing fail-safe processes; (vi) improving inventory management; and (vii) preventing defects.

     EMPHASIZE QUALITY. StarTek strives to achieve the highest quality standards in the industry. To this end, the Company has received ISO 9002 certification, an international standard for quality assurance and consistency in operating procedures, for all of its domestic facilities and services, and expects to receive ISO 9002 certification for its United Kingdom facility in mid-1997. Certain of the Company's existing clients require evidence of ISO 9002 certification, and the Company anticipates that many potential clients may require ISO 9002 certification prior to selecting an outsourcing provider.

     CAPITALIZE ON SOPHISTICATED TECHNOLOGY. The Company believes it has established a competitive advantage by capitalizing on sophisticated technology and proprietary software, including automatic call distributors, inventory management software, transportation management software, call tracking systems and telephone-computer integration software. These capabilities enable StarTek to improve efficiency, serve as a transparent extension of its clients, receive telephone calls and data directly from its clients' systems, and report detailed information concerning the status and results of the Company's services and interaction with clients on a daily basis.

GROWTH STRATEGY

     The Company's growth strategy is designed to capitalize on the increasing demand for outsourced services and improve and expand StarTek's position as an international provider of integrated value-added outsourced services. This strategy includes the following key elements:

     INCREASE CAPACITY. Management believes that as a provider of outsourced services it must be ready to serve its clients in periods of peak demand for its clients' products or services. Accordingly, the Company intends to continue to increase product handling and teleservice workstation capacity to meet anticipated demand for the Company's outsourced services. During 1996, the Company increased its teleservice workstations by 54.6%, to 558 from 361.

In addition, the Company reengineered and expanded its primary product handling facility to increase its daily capacity by 200.0%, to 180,000 units from 60,000 units for certain types of products.

     CROSS-SELL SERVICES TO EXISTING CLIENTS. Management believes there are substantial opportunities to cross-sell its wide spectrum of outsourced services to other divisions or operations within its existing clients' organizations. StarTek capitalizes on its relationships and comprehensive understanding of its clients' businesses to identify additional divisions and areas where the Company could provide its services. For example, the Company's two oldest current client relationships, which began in 1987 and 1988 utilizing only one service each, today utilize substantially all of the Company's outsourced services. Management further believes that its ability to provide integrated solutions helps the Company to create strategic partnership relationships and gives the Company a competitive advantage to be selected as the service provider of choice.

     EXPAND CLIENT BASE. The Company intends to capitalize on its low-cost position and extensive offering of services to penetrate further the industries which the Company currently serves and to seek clients in other industries. Management believes that there are several additional industries, including health care, financial services, transportation services and consumer products, which provide significant market opportunities to the Company. To facilitate the Company's anticipated growth, the Company increased its sales force to eight full-time professionals as of the date of this Prospectus, from four at the end of 1996.

     INCREASE INTERNATIONAL OPERATIONS. The Company currently conducts business in North America, Europe and Asia. Management believes that many of the trends leading to the growth of outsourced services in the United States are occurring in international markets as well. Management also believes that many companies, including several of its existing multinational clients, are seeking outsourced services on an international basis. To capitalize on these international opportunities, the Company intends to expand its international operations.

     DEVELOP NEW SERVICES. Management believes that the trend toward outsourcing and rapid technological advances will result in new products and types of customer interactions which will create opportunities for the Company to provide additional outsourced services. StarTek intends to capitalize upon its strategic long-term relationships to provide new outsourced services to its clients as opportunities arise.

     ACQUIRE COMPLEMENTARY COMPANIES AND EXPAND STRATEGIC ALLIANCES. StarTek intends to evaluate the acquisition of complementary companies that could extend its presence into new geographic markets or industries, expand its client base, add new product or service applications and/or provide operating synergies. Management believes that there could be many domestic and international acquisition and strategic alliance opportunities as companies consider selling their existing in-house operations and as smaller companies seek growth capital and economies of scale to remain competitive.

SERVICES

     The Company offers a wide spectrum of outsourced services throughout a product's life cycle, designed to provide cost-effective and efficient management of the ancillary operations of its clients. The Company works closely with its clients to develop, refine and implement efficient and productive integrated outsourced solutions that link StarTek with such clients and their customers. The processes that create such solutions generally include the development of product manufacturing specifications, packaging and distribution requirements, as well as product-related software programs for telephone, facsimile, e-mail and Internet interactions involving product order fulfillment, customer care and technical support. Substantially all of the Company's teleservice activities are inbound telephone calls, rather than outbound calls. Specific services that StarTek provides to its clients include the following:

     PRODUCT ORDER TELESERVICES. Product order teleservices is generally the process by which a call from a client's customer is received, identified and routed to a StarTek service representative. Typically, a customer calls to request product service information, to place an order for an advertised product or to obtain assistance regarding a previous order or purchase. The information and results of the call are then communicated either to StarTek's employees for order processing and fulfillment or, if StarTek does not manage the client's inventory, the Company transmits the customer's request directly to the client. To properly handle these and other teleservices, StarTek utilizes automated call distributors to identify each inbound call by the number dialed by the customer and immediately route the call to a StarTek service representative trained for that product. Product orders also occur as a result of a StarTek service representative offering products in connection with a customer care or technical support call. To facilitate product orders, the Company can process credit card charges and other payment methods in connection with its product order teleservices.

     SUPPLIER MANAGEMENT. Company personnel are responsible for maintaining and managing multiple supplier relationships. When the Company is selected by a client to provide product assembly and packaging services, the Company qualifies, selects, certifies and manages the sourcing and manufacturing of the various products and related components including, among other things, the printing of boxes, labels, manuals and other printed materials to be included with the client's product and the mass duplication of software onto various media. Such product and related components are then assembled and packaged at the Company's facilities. The Company monitors the quality of its suppliers through visits to manufacturing facilities and utilizes just-in-time production to minimize inventory in the Company's warehouses. Management believes that the Company's strong, long-term relationships with multiple suppliers allows the Company to be flexible and responsive to its clients, while minimizing costs and the Company's dependency on any single supplier.

     PRODUCT ASSEMBLY AND PACKAGING. The Company assembles and packages products in various containers, including folding cartons, set-up boxes, compact disc jewel cases, digi-packs, binders and slip cases. The Company assembles and packages products in the United States, the United Kingdom and Singapore and has a global capacity of approximately 400,000 units per day, which capacity varies depending on the size and complexity of the product. The Company's assembly lines have been designed with significant flexibility, enabling the Company to assemble and package various types of products and rapidly change the type of product produced. During peak periods of operations, the Company's capacity is dependent upon (i) the complexity of the product to be assembled; (ii) the availability of materials from suppliers; (iii) the availability of temporary personnel to increase capacity; (iv) the number of shifts operated by the Company; and (v) the ability to activate additional production lines. During peak periods, the Company has expanded assembly production to approximately four times the output of slower periods.

     PRODUCT DISTRIBUTION. The Company's sophisticated inventory management systems enable the Company to ship and track products to distribution centers, to individual stores and to its clients' customers directly. Product orders are received by the Company via file transfer protocol (FTP), the Internet, electronic data interchange (EDI) and facsimile, as well as through the Company's product order teleservices described above.

     PRODUCT ORDER FULFILLMENT. StarTek personnel process, pack and ship product orders and requests for promotional and educational literature, and direct customers of the Company's clients to product or service sources ("fulfillment") by telephone, e-mail, facsimile and the Internet, 24 hours per day, seven days per week. The Company provides same-day shipping of customer orders if the product is available.

     CUSTOMER CARE TELESERVICES. Customer care programs are customized by the Company to meet its clients' needs. The Company customizes responses to various customer product inquiries by designing special greetings, marketing messages and specific queue-time controls. A StarTek service representative receiving a call can enter customer information into the Company's call-tracking system, listen to a question, and quickly access a proprietary networked database via personal computer to locate an answer to a customer's question. A senior quality control team member is available to provide additional assistance for complex or first-time customer questions. As additional product information becomes available, the Company promptly integrates such information into its database, thereby ensuring that answers are based upon the latest product information.

     Each customer interaction presents the Company and its clients with an opportunity to gather valuable customer information, including the customer's demographic profile and preferences. This information can prompt the StarTek service representative to make logical, progressive inquiries about the customer's interest in additional products and services, identify additional revenue generating and cross-selling opportunities, or resolve other issues relating to a client's products or services.

     TECHNICAL SUPPORT TELESERVICES. StarTek service representatives provide technical support services by telephone, e-mail, facsimile and the Internet, 24 hours per day, seven days per week. Technical support inquiries are generally driven by a customer's purchase of a product or by a customer's need for ongoing technical assistance. Customers of StarTek's clients dial a technical support number listed in their product manuals and, based on touch-tone responses, are automatically connected to an appropriate StarTek service representative who is specially trained in the applicable product. Each StarTek service representative acts as a transparent extension of its clients when resolving complaints, diagnosing and resolving product or service problems, or answering technical questions.

INTERNATIONAL OPERATIONS

     StarTek provides its outsourced services on an international basis from the United Kingdom and Singapore. The Company's facility in the United Kingdom provides the full range of the Company's outsourced services for clients throughout Europe, including inbound product order, customer care and technical support teleservices in five languages. The Company currently provides supplier management, product assembly and packaging and product distribution for one of its major clients through a subcontract relationship with a company in Singapore. This subcontract relationship operates on a purchase order basis.

CLIENTS

     StarTek provided services to approximately 100 clients in North America, Europe and Asia during 1996. StarTek's clients include companies engaged primarily in the computer software, computer hardware, electronics, communications and other technology-related industries. Approximately 39.3% and 32.9% of the Company's revenues in 1996 were attributable to Hewlett Packard and Microsoft, respectively. Hewlett Packard and Microsoft began their outsourcing relationships with the Company in 1987 and April 1996, respectively. Based upon 1996 revenues, StarTek's ten largest clients, listed alphabetically, were:

     Broderbund Software, Inc.               Polaroid Corporation
     Electronic Arts, Inc.                   Simon & Schuster, Inc.
     Federal Express Corporation             Sony Electronics, Inc.
     Hewlett-Packard Company                 The 3DO Company
     Microsoft Corporation                   Viacom International, Inc.

     The Company typically enters into a written agreement with each client for outsourced services or performs services on a purchase order basis. See "Risk Factors--Risks Associated with the Company's Contracts."

SALES AND MARKETING

     The Company's marketing objective is to develop long-term relationships with existing and potential clients to become the preferred worldwide vendor of outsourced services. StarTek invests significant resources to create a strategic partnership relationship with its clients to understand their existing operations, customer service processes, culture, decision parameters and goals. A StarTek team assesses the client's outsourcing service needs, and, together with the client, develops and implements customized solutions. Management believes that, as a result of StarTek's strategic relationship with its clients and comprehensive understanding of their businesses, the Company can identify new revenue generating opportunities, customer interaction possibilities and product service improvements not adequately addressed by the client. The Company's sales strategy emphasizes multiple contacts with a client to strengthen its relationship and facilitate the cross-selling of services.

     StarTek markets its outsourced services through a variety of methods, including personal sales calls, client referrals, attendance at trade shows, advertisements in industry publications, and the cross-selling of services to existing clients. In order to enhance its marketing efforts, the Company increased its sales force to eight full-time professionals as of the date of this Prospectus, from four at the end of 1996. As part of its marketing efforts, the Company encourages visits to its facilities, where the Company demonstrates its services, quality procedures and ability to accommodate additional business.

     Management believes a key element to sales growth is the ability to flexibly, effectively and efficiently expand service capacity to meet client needs as its clients grow or outsource more of their non-core operations to the Company. In addition, to attract new clients to StarTek's services, the Company must have the resources to promptly develop a strategy to meet a new client's outsourcing goals, as well as the ability to implement operations for such client quickly and accurately. In order to achieve these goals, the Company currently maintains a level of excess capacity to expand its operations as necessary to meet increased client demand.

TECHNOLOGY

     The Company employs sophisticated technology and proprietary software that incorporates digital switching, relational database management systems, call tracking systems, workforce management systems, object-oriented software modules and telephone-computer integration. The Company's digital switching technology enables calls to be routed to the next available teleservice representative with the appropriate product knowledge, skill and language abilities. Call tracking and workforce management systems generate and track historical call volumes by client, enabling the Company to schedule personnel efficiently, anticipate fluctuations in call volume and provide clients with detailed information concerning the status and results of the Company's services on a daily basis. Management believes that the Company's proprietary technology platform provides the Company with a competitive advantage in maintaining existing clients and attracting new clients. A portion of the net proceeds of this offering allocated for working capital and general corporate purposes will be used by the Company to enhance its existing telecommunications equipment and computer and software systems. See "Use of Proceeds."

EMPLOYEES AND TRAINING

     StarTek's success in recruiting, hiring, and training large numbers of full-time, skilled employees and obtaining large numbers of hourly employees during peak periods for product assembly, packaging and distribution services is critical to the Company's ability to provide high quality outsourced services. To maintain good employee relations and to minimize turnover, the Company offers competitive pay, hires primarily full-time employees who are eligible to receive the full range of employee benefits, and provides employees with clear, visible career paths. As of December 31, 1996, the Company had 811 employees, of which approximately 95% were full-time. The number of temporary employees varies significantly during the year due to the seasonal variations of the Company's business. Management believes that the demographics surrounding its facilities, and its reputation, stability and compensation plans should allow the Company to continue to attract and retain qualified employees. The Company considers its employee relations to be good. See "Risk Factors--Dependence on Labor Force."

     In keeping with StarTek's continuous improvement philosophy, the Company is committed to training all of its employees. StarTek provides formal training for senior management, supervisors, process managers, quality coordinators, and teleservice representatives. StarTek also maintains an employee quality program to backup every employee, including specialized quality coordinators who teach problem solving, assist with teleservice calls and offer immediate performance feedback. On a more informal basis, the Company provides on-the-job process training and tutoring for all logistics personnel. Employee teams gather daily to receive information about products to be produced and techniques to be utilized, and have an opportunity to ask questions and receive one-on-one training, as necessary.

     The Company's in-house training program for customer care and technical support teleservicing employees is founded on an in-depth, structured learning environment that builds technical competence and teaches critical software skills necessary to provide effective customer care and technical support teleservices. Each teleservice representative is specially designated and trained to support a particular product or group of products for a particular client. A teleservice representative receives training in product knowledge, call listening, and computer skills prior to answering any customer calls independently. This training time depends on the complexity of the product for which such representative will provide teleservices. Further, the Company uses live and taped call reviews and customer feedback surveys to continue to monitor and enhance its level of customer support services.

INDUSTRY AND COMPETITION

     With the goal of focusing on their core businesses, companies are increasingly turning to outsourced service companies to perform specialized functions and services. Outsourcing of non-core activities offers a strategic advantage to companies in a wide range of industries by offering them an opportunity to reduce operating costs and working capital needs, improve their reaction to business cycles, manage capacity and improve customer and technical information gathering and utilization. To realize these advantages, companies are outsourcing the process of planning, implementing and controlling the efficient flow of goods, services, teleservices and related information from the point of origin to the point of consumption. Additionally, rapid technological changes and rising customer expectations for high-quality goods and services make it increasingly difficult and expensive for companies to maintain the necessary personnel and product capabilities in-house to support a product's life cycle on a cost-effective basis.
Companies which focus on providing these services as their core business, including StarTek, are expected to continue to benefit from these outsourcing trends.

     StarTek competes on the basis of quality, reliability of service, price, efficiency, speed and flexibility in tailoring services to client needs. Management believes its comprehensive and integrated services differentiate it from its non-client competitors who may only be able to provide one or a few of the outsourced services that StarTek provides. The Company continuously explores new outsourcing service opportunities, typically in circumstances where clients are experiencing inefficiencies in non-core areas of their businesses and management believes it can develop a superior outsourced solution to such inefficiency on a cost-effective basis. Management believes that it competes primarily with the in-house teleservice, customer service and logistics management operations of its current and potential clients. StarTek also competes with certain companies that provide similar services on an outsourced basis including, APAC Teleservices, Inc., Kao Corporation, Logistix Corporation, MATRIXX Marketing Inc., National TechTeam, Inc., Precision Response Corp., SITEL Corporation, Stream International Inc., Sykes Enterprises Incorporated, TeleTech Holdings, Inc. and West Teleservices Corporation. In addition, there are numerous competitors of all sizes that provide product order teleservices and product fulfillment distribution services.

FACILITIES

     StarTek's facilities include a Company-owned 138,000-square-foot building in Denver, Colorado (which also contains the Company's executive offices), and a 100,000-square-foot Company-owned building and a 10,500-square-foot Company-owned building, both located in Greeley, Colorado. StarTek performs its international outsourced services from a leased 53,000-square-foot building in Hartlepool, County Durham on the northeast coast of England. In Asia, the Company utilizes a subcontractor that operates from a 25,000-square-foot facility located in Singapore.

     Of the Company's 558 teleservice workstations in the United States as of December 31, 1996, 270 were located in the Denver building (which has space to expand to approximately 1250 workstations) and 288 were located in the Greeley buildings. The Company's other outsourced services in the United States primarily operate from the Company's Greeley facilities. The Company's United Kingdom facility provides space for each of the Company's outsourced services and the Company's subcontractor in Singapore provides space for the Company's supplier management, product assembly and packaging and product distribution services. Management believes that its existing facilities are adequate for its current operations, but that additional facility capacity will be required to support continued growth. The Company intends to use a portion of the net proceeds to the Company from this offering to expand its existing facilities. See "Use of Proceeds."

INTELLECTUAL PROPERTY

     The Company owns the servicemarks "StarTek" and "StarPak," and intends to file for federal registration of these servicemarks prior to closing this offering. Due to the common use of identical or phonetically similar servicemarks by other companies in different businesses, there can be no assurance that the United States Patent and Trademark Office will grant the Company registration of its servicemarks, or that such servicemarks will not be challenged by other users. The Company does not believe that it owns or utilizes any other servicemarks that are material to its business. The Company's operations, however, frequently incorporate proprietary and confidential information. In accordance with industry practice, the Company relies upon a combination of contract provisions and trade secret laws to protect the proprietary technology it uses and to deter misappropriation of its proprietary rights and trade secrets.

LEGAL PROCEEDINGS

     The Company has been involved from time to time in litigation arising in the normal course of business, none of which is expected by management to have a material adverse effect on the business, financial condition or results of operations of the Company.

                                      MANAGEMENT


DIRECTORS AND EXECUTIVE OFFICERS

     The Company's directors and executive officers are as follows:



NAME                        AGE    POSITION
----                        ---    --------
A. Emmet Stephenson, Jr.     51    Chairman of the Board and Director

Michael W. Morgan            36    President, Chief Executive Officer and
                                   Director

Dennis M. Swenson            61    Executive Vice President, Chief Financial
                                   Officer, Secretary and Treasurer

Thomas O. Ryder              52    Director

Ed Zschau                    57    Director

     A. EMMET STEPHENSON, JR. co-founded the Company in 1987 and has served as Chairman of the Board of the Company since its formation. Mr. Stephenson has also served as President of Stephenson and Company, a private investment firm in Denver, Colorado, for more than five years. Mr. Stephenson is a director of Danaher Corporation and serves on the Advisory Boards of First Berkshire Fund and Capital Resource Partners, L.P.

     MICHAEL W. MORGAN co-founded the Company in 1987 and has held managerial positions in companies providing outsourced services since 1984. Mr. Morgan has served as President and Chief Executive Officer of the Company since May 1990 and has served as a Director of the Company since January 1997.

     DENNIS M. SWENSON has served as Chief Financial Officer of the Company since October 1995 and as Executive Vice President since October 1996. From October 1991 to September 1995, Mr. Swenson was an independent financial consultant. Mr. Swenson was a partner of Ernst & Young LLP from 1973 until 1991.

     THOMAS O. RYDER has served as a Director of the Company since January 1997. He has been President of Travel Related Services International for American Express TRS Company, Inc. since October 1995. Mr. Ryder has also been Chairman of the Board of American Express Publishing Corporation since December 1991. From February 1992 through October 1995, he served as President of American Express Establishment Services Worldwide. From January 1988 through February 1992, Mr. Ryder served as President of Direct Marketing Group, which included American Express Merchandise Services, American Express Publishing Corporation and Epsilon Data Management Corporation. He is a director of Club Mediterranee.

     ED ZSCHAU has served as a Director of the Company since January 1997. He has been a Senior Lecturer of Business Administration at Harvard University since February 1996. From April 1993 to July 1995, Mr. Zschau was General Manager, Storage System Division at IBM Corporation. From July 1988 to April 1993, he was Chairman and Chief Executive Officer of Censtor Corp., a company that researches and develops magnetic recording components for disk drives. Mr. Zschau is a director of Indentix, Inc., GenRad, Inc. and Censtor Corp.

     The executive officers of the Company serve at the discretion of its Board of Directors. Directors of the Company hold office until the next annual meeting of the Company's stockholders and until their successors have been duly elected and qualified or until their earlier resignation, removal from office or death.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors established a compensation committee and an audit committee of its Board of Directors in January 1997.

     COMPENSATION COMMITTEE. The Compensation Committee, which consists of Messrs. Stephenson, Ryder and Zschau, will determine the compensation to be paid to all executive officers of the Company. The current executive officer salaries were set by the Board of Directors prior to establishment of the Compensation Committee.

     AUDIT COMMITTEE. The Audit Committee, which is comprised of Messrs. Ryder and Zschau, the Company's two independent directors, will be responsible to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plans and results of the audit engagement, approve professional services provided by the independent public accountants, review independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls and financial management practices.

COMPENSATION OF DIRECTORS

     StarTek does not pay its directors any cash compensation for their services as directors. Directors will be reimbursed for expenses incurred in connection with meetings of the Board of Directors or committees thereof.

     The Company has adopted the Director Option Plan, which provides for an automatic initial grant and an annual grant to each director who is not an employee or officer of the Company (a "non-employee director") of options to acquire shares of Common Stock. A total of 90,000 shares of Common Stock have been reserved for issuance pursuant to options granted under the Director Option Plan. All options granted under the Director Option Plan will be non-qualified options that are not intended to qualify under Section 422 of the Code.

     The Director Option Plan provides that each non-employee director will receive (i) options to acquire 10,000 shares of Common Stock upon the later of the closing of an initial public offering of Common Stock or such director's initial election to the Board of Directors and (ii) options to acquire 3,000 shares of Common Stock on the date of each annual meeting of stockholders thereafter at which such director is reelected. The exercise price of each option granted under the Director Option Plan will equal the fair market value of the Common Stock on the date of grant. Options granted under the Director Option Plan will (a) vest immediately and (b) expire on the earliest to occur of the tenth anniversary of the date of grant, one year following the director's death or immediately upon the director's termination of membership on the Board of Directors for "cause" (as defined in the Director Option Plan).

     The Company has granted Thomas O. Ryder and Ed Zschau options to acquire 10,000 shares of Common Stock each, at an exercise price per share equal to the initial public offering price, pursuant to the terms of the Directors Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the year ended December 31, 1996, the Company did not have a Compensation Committee of its Board of Directors, or other board committee performing equivalent functions. Decisions concerning the compensation of executive officers were made by the Board of Directors of each of the operating subsidiaries of the Company. Except for A. Emmet Stephenson, Jr., there are no officers or employees of the Company who participated in deliberations concerning such compensation matters.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following table sets forth certain information concerning the compensation paid by the Company to the Chief Executive Officer. No other executive officer of the Company earned or was paid compensation of more than $100,000 for the year ended December 31, 1996. See "Certain Relationships and Related Party Transactions." The Company does not have a pension plan or a long-term incentive plan, has not issued any restricted stock awards and did not grant any stock options during its most recent fiscal year.

                       SUMMARY COMPENSATION TABLE

                                         1996 ANNUAL COMPENSATION
                                        -------------------------
     NAME AND PRINCIPAL POSITION          SALARY        BONUS

     Michael W. Morgan                  $271,059(a)   $666,893(b)
       President and Chief
       Executive Officer

_____________

(a) Mr. Morgan's base salary is and following this offering will continue to be $271,059, subject to modification by the Compensation Committee.

(b) Includes $643,754 of bonus, which arrangement was terminated effective December 31, 1996. Of the $643,754, Mr. Morgan recontributed $337,971 to the Company as additional capital. Substantially all of the balance was used by Mr. Morgan to pay applicable federal and state income taxes on S corporation earnings of the Company allocable to Mr. Morgan. See "Offering Related Transactions--Termination of S Corporation Status" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Historically, the Company has paid an annual management fee of approximately $200,000 to A. Emmet Stephenson, Jr., Inc., which is wholly-owned by A. Emmet Stephenson, Jr., Chairman of the Board of the Company, for services rendered by Mr. Stephenson to the Company. Effective as of January 1, 1997, the Company will pay an annual advisory fee of $245,000 to A. Emmet Stephenson, Jr., Inc.

     Effective as of January 1, 1997, the Company will pay Dennis M. Swenson, Executive Vice President and Chief Financial Officer of the Company, an annual base salary of $126,000.

STOCK OPTION PLAN

     On or prior to closing of this offering, the Company intends to adopt the StarTek, Inc. Stock Option Plan (the "Option Plan"). The Option Plan will authorize the issuance of up to 985,000 shares of Common Stock through the grant of (i) incentive stock options ("ISOs") within the meaning of Section 422 of the Code, (ii) stock options that are not intended to qualify under Section 422 of the Code ("NSOs" and together with ISOs, "Options"), and (iii) stock appreciation rights ("SARs"). Directors (other than non-employee directors), officers, employees, consultants and independent contractors of the Company or any subsidiary of the Company, as selected from time to time by the committee administering the Option Plan, will be eligible to participate in the Option Plan.

     The Option Plan will provide that it is to be administered by a committee comprised of two or more non-employee directors appointed by the Board of Directors (the "Committee"). Subject to certain limitations, the Committee has complete discretion to determine which eligible individuals are to receive awards under the Option Plan, the form and vesting schedule of awards, the number of shares subject to each award and the exercise price, the manner of payment and expiration date applicable to each award.

     Set forth below is a summary of the terms of the Option Plan that will be applicable to each of the various types of awards covered thereby.

     OPTIONS. All options expire on the date that is the earliest of three months after the holder's termination of employment with the Company (other than termination for cause), six months after the holder's death and 10 years after the date of grant. Options also are subject to forfeiture upon termination of employment for "cause." The exercise price per share of an ISO will be determined by the Committee at the time of grant, but in no event may be less than the fair market value of the Common Stock on the date of grant. Notwithstanding the foregoing, if an ISO is granted to a participant who owns more than 10% of the voting power of all classes of stock of the Company, the exercise price will be at least 110% of the fair market value of the Common Stock on the date of grant and the exercise period will not exceed five years from the date of grant. The exercise price per share of an NSO will be determined by the Committee in its sole discretion.

     STOCK APPRECIATION RIGHTS. SARs may be issued only in connection with an NSO (a "Tandem SAR"), in which case the Tandem SAR terminates simultaneously upon the expiration of the related NSO. A Tandem SAR will be exercisable only if the fair market value of a share of Common Stock exceeds the exercise price of the related NSO.

     The Committee intends to grant to employees of the Company, on or prior to closing of this offering, ISOs to purchase 685,000 shares of Common Stock, at an exercise price per share equal to the initial public offering price. The foregoing Options will have a term of ten years and will vest 20% per year for a five-year period commencing on the first anniversary of closing this offering.

                 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

MANAGEMENT FEES

     For the years ended December 31, 1994, 1995 and 1996, the Company paid management fees of $737,235, $2,526,122 and $5,728,381, respectively (approximately $200,000 of which has been included in SG&A expense for financial statement purposes for each of the relevant years), to A. Emmet Stephenson, Jr., Inc., a Colorado corporation, which is wholly-owned by A. Emmet Stephenson, Jr., Chairman of the Board of the Company and a Principal Stockholder. Mr. Stephenson and Toni E. Stephenson, his spouse and a Principal Stockholder, made capital contributions to the Company equal to approximately 53% of such management fees, with a substantial portion of the remainder being used to pay applicable federal and state income taxes on such fees. The Company has terminated the management fee arrangement effective as of December 31, 1996. Effective January 1, 1997, the Company will pay an annual advisory fee of $245,000 to A. Emmet Stephenson, Jr., Inc.

REAL PROPERTY

     The Company leased office space at 100 Garfield Street, Denver, Colorado, from Stephenson Properties, a partnership (the "Lessor") in which
A. Emmet Stephenson, Jr., the Company's Chairman of the Board and a Principal Stockholder, and Toni E. Stephenson, a Principal Stockholder, are general partners. The total annual lease payments for 1994, 1995 and 1996 made to the Lessor by the Company were $70,000 each year. This office lease was terminated effective December 31, 1996.

LOANS

     In 1994, StarPak, Inc. loaned an aggregate amount of $663,484 to its stockholders, with interest at 8.5% per annum. These notes were refinanced annually and repaid by the stockholders in full on November 22, 1996. After receipt of such loan proceeds in 1994, the stockholders of StarPak, Inc. loaned $663,494 to StarPak International, Ltd., with interest at 8.5% per annum, for working capital purposes. These notes were refinanced annually and repaid by StarPak International, Ltd. on November 22, 1996.

     On December 31, 1994, StarPak, Inc. loaned $77,779 to Michael W. Morgan, President and Chief Executive Officer of the Company, payable on demand without interest. The loan was repaid in full in August 1995.

     On December 31, 1994, the Company paid $667,800 to A. Emmet Stephenson, Jr., Inc., which is wholly-owned by Mr. Stephenson. The loan was repaid in full in August 1995.

     In 1994, StarPak International, Ltd. borrowed $75,000 from Mr. and Mrs. Stephenson for working capital purposes, with interest at 12% per annum. The loan was refinanced annually until November 22, 1996, when the loan was repaid in full.

     On December 29, 1995, the Company borrowed approximately $1.1 million from General Communications, Inc., a corporation owned by A. Emmet Stephenson, Jr., the Company's Chairman of the Board and a Principal Stockholder, and Toni E. Stephenson, a Principal Stockholder, for working capital purposes. The loan accrued interest equal to the Company's line of credit rate (10% at December 31, 1995) and matured on January 31, 1997. The Company repaid the loan in full in April 1996.

     On January 9, 1996, the Company borrowed $90,000 from Michael W. Morgan, the Company's President and Chief Executive Officer and a Principal Stockholder, for working capital purposes. The loan accrued interest equal to the Company's line of credit rate (10% at December 31, 1995) and matured in April 1996. The loan and all accrued interest was repaid at such time.

     During 1995, Michael W. Morgan, President and Chief Executive Officer of the Company, exercised certain options to acquire shares of common stock of StarPak, Inc. and delivered his promissory note in payment of the exercise price, bearing interest at 4.63%, payable in installments during 1999. The note was repaid in full in January 1997.

NOTES PAYABLE TO PRINCIPAL STOCKHOLDERS

     Immediately prior to closing this offering, the Company will declare a dividend in an amount equal to the estimated additional paid-in capital and retained earnings of the Company as of the closing date, payable to the Principal Stockholders pursuant to certain promissory notes, which will equal $5.5 million, plus an adjustment for any additional paid-in capital and retained earnings after September 30, 1996 through the closing date. The promissory notes payable to the Principal Stockholders will be paid from net proceeds to the Company from this offering. From this amount, the Principal Stockholders will be required to pay applicable federal and state income taxes on earnings of the Company attributable to the period from January 1, 1997 through closing of this offering, the period in which the Company will continue to operate as an S corporation. See "Use of Proceeds."

FUTURE TRANSACTIONS

     The Company has implemented a policy requiring that any material transaction between the Company and its officers, directors or an affiliated party is subject to approval by a majority of the directors not interested in such transaction, who must determine that the terms of any such transaction are no less favorable to the Company than can be obtained from an unaffiliated third party.

                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Common Stock being offered hereby, by (i) each stockholder who is known by the Company to beneficially own more than 5% of the currently outstanding shares of Common Stock; (ii) each of the Company's Directors and executive officers; (iii) all executive officers and Directors of the Company as a group; and (iv) the Selling Stockholders.

                                 SHARES BENEFICIALLY OWNED                             SHARES BENEFICIALLY
                                   PRIOR TO THE OFFERING           NUMBER OF        OWNED AFTER THE OFFERING(a)
      NAME AND ADDRESS OF        -------------------------        SHARES BEING      ---------------------------
      BENEFICIAL OWNER           NUMBER           PERCENT          OFFERED(a)        NUMBER           PERCENT
A. Emmet Stephenson, Jr.(b)(c)                      32.82%

Michael W. Morgan(b)(d)                             10.44

Dennis M. Swenson(b)(e)                              0.00

Toni E. Stephenson(b)(f)                            32.82

FASSET Trust(b)                                     11.96

MASSET Trust(b)                                     11.96

Pamela S. Oliver(b)(g)                              23.92

Thomas O. Ryder (i)                                  0.00                           10,000 (h)

Ed Zschau (j)                                        0.00                           10,000 (h)

All directors and executive officers                43.26%
 as a group (5 persons)


------------------
(a) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option is fully exercised, A. Emmet Stephenson, Jr., Michael W. Morgan, Toni E. Stephenson, FASSET Trust and MASSET Trust (the "Selling Stockholders") will sell up to 550,000 additional shares on a pro rata basis.

(b) The address of each person, trust or trustee is c/o the Company, 111 Havana Street, Denver, Colorado 80010.

(c) Mr. Stephenson is the Chairman of the Board of the Company. See "Management." Mr. Stephenson is the husband of Toni E. Stephenson. Mrs. Stephenson disclaims beneficial ownership of shares owned by Mr. Stephenson.

(d) Does not include __________ shares of Common Stock issuable upon the exercise of stock options to be granted immediately prior to closing of this offering. See "Management--Stock Option Plan." Mr. Morgan is President and Chief Executive Officer of the Company. See "Management."

(e) Does not include __________ shares of Common Stock issuable upon the exercise of stock options to be granted immediately prior to the closing of this offering. See "Management--Stock Option Plan." Mr. Swenson is Executive Vice President and Chief Financial Officer of the Company. See "Management."

(f) Mrs. Stephenson is the wife of A. Emmet Stephenson, Jr. Mr. Stephenson disclaims beneficial ownership of shares owned by Mrs. Stephenson. From the inception of StarPak, Inc. and StarPak International, Ltd. until January 23, 1997, Mrs. Stephenson was a director of each such company and will continue to act as a vice president of such companies, without compensation.

(g) Represents shares owned by the FASSET Trust and MASSET Trust. Mrs. Oliver is the sole trustee of each of the trusts and has sole voting power and investment power with respect to the Common Stock held by the trusts. Mrs. Oliver is Mr. Stephenson's sister. From the inception of StarPak, Inc. and StarPak International, Ltd. until January 23, 1997, Mrs. Oliver was a director of each such company and will continue to act as a vice president of such companies, without compensation.

(h) Includes 10,000 shares of Common Stock issuable upon the exercise of stock options to be granted simultaneous with the closing of this offering. See "Management--Compensation of Directors."


                                     -40

(i)  Mr. Ryder's business address is 200 Vesey Street, New York, New York 10285.

(j) Mr. Zschau's business address is Harvard Business School, Baker Library 371, Boston, Massachusetts 02163.

                           SHARES ELIGIBLE FOR FUTURE SALE


     Upon the closing of this offering, the Company will have _________ shares of Common Stock outstanding. All of the shares offered hereby will be freely tradeable without restriction or registration under the Securities Act, except for any shares purchased by an "affiliate" of the Company (in general, a person who has a control relationship with the Company), which will be subject to the limitations of Rule 144 promulgated under the Securities Act. All of the remaining _____ outstanding shares of Common Stock (or ___________ shares if the Underwriters' over-allotment option is fully exercised) are deemed to be "restricted securities" as that term is defined in Rule 144. Beginning 180 days after the date of this Prospectus, upon the expiration of lock-up agreements with DLJ (described below), _____________ of these restricted shares (_____________ shares if the Underwriters' over-allotment option is fully exercised) will be available for sale subject to compliance with Rule 144 volume and other requirements. The remaining _________ shares of restricted securities (_____________ shares if the Underwriters' over-allotment option is fully exercised) will be eligible for sale beginning ______________, 1999, subject to compliance with Rule 144 volume and other requirements.

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 ("Restricted Shares") for at least two years, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately _____ shares after giving effect to this offering) or
(ii) the average weekly trading volume of the Common Stock on the NYSE during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain "manner of sale" provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years (including any period of ownership of preceding nonaffiliated owners), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. If certain proposed amendments to Rule 144 are adopted, the two-and three-year holding period requirements described above will be reduced to one and two years, respectively.

     The Selling Stockholders and the Company have agreed with DLJ that until 180 days after the date of this Prospectus they will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of the Common Stock, or cause a registration statement covering any shares of Common Stock to be filed, without the prior written consent of DLJ, subject to certain limited exceptions, including grants of options pursuant to, and issuance of shares of Common Stock upon exercise of options under, the Option Plan and the Director Option Plan. See "Risk Factors--Substantial Number of Shares Eligible for Future Sale."

     Prior to this offering, there has been no public market for the Common Stock. The Company can make no predictions as to the effect, if any, that public sales of shares of Common Stock or the availability of shares for sale will have on the market price from time to time. Nevertheless, sales of substantial amounts of the Common Stock in the public market or the perception that such sales could occur, could adversely affect the prevailing market prices of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                             DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of 95,000,000 shares of Common Stock, and 15,000,000 shares of Preferred Stock, $.01 par value ("Preferred Stock"), which may be issued in one or more series. Immediately following the completion of this offering, an aggregate of _____ shares of Common Stock will be issued and outstanding, and no shares of Preferred Stock will be issued or outstanding.

     The following description of the Company's capital stock is a summary of the material terms of such stock. It does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Restated Certificate of Incorporation and Restated Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     The Board of Directors of the Company in its sole discretion may issue shares of Common Stock from the authorized and unissued shares of Common Stock. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. The Company's Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors.

     Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and after satisfaction of the liquidation preference of any outstanding Preferred Stock.

     Holders of Common Stock have no preemptive, conversion or redemption rights and are not subject to further assessments by the Company. Upon consummation of this offering, all of the then outstanding shares of Common Stock will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Company's Board of Directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided for the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to those of the Common Stock. The rights of the holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, the outstanding voting stock of the Company, and make removal of the present Board of Directors more difficult. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors--Anti-Takeover Provisions."

CERTAIN PROVISIONS OF DELAWARE LAW

     The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law ("DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Restated Certificate of Incorporation and Restated Bylaws provide that, to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Restated Certificate of Incorporation and Restated Bylaws is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of loyalty. In addition, the Company's Restated Certificate of Incorporation and Restated Bylaws provide that the Company shall indemnify its directors and officers, against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

CERTAIN ANTI-TAKEOVER EFFECTS

     The provisions of the Restated Certificate of Incorporation and the Restated Bylaws of the Company summarized above may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. See "Risk
Factors--Anti-Takeover Provisions."

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is UMB Bank, N.A., Kansas City, Missouri.

LISTING

     There is no public trading market for the Common Stock. The Company intends to file an application to list the Common Stock on the New York Stock Exchange ("NYSE") under the symbol "SRT."

                                     UNDERWRITING


     Subject to certain terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), the Underwriters named below for whom DLJ and Morgan Stanley & Co. Incorporated are serving as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite their names below:



                                                                     NUMBER OF
                            UNDERWRITERS                               SHARES

          Donaldson, Lufkin & Jenrette Securities Corporation .....

          Morgan Stanley & Co. Incorporated .......................







               TOTAL ..............................................  3,666,667
                                                                     ---------
                                                                     ---------


     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the shares of Common Stock (other than the shares of Common Stock covered by the Underwriters' over-allotment option described below) must be so purchased.

     Prior to this offering, there has been no established trading market for the Common Stock. The initial price to the public for the Common Stock offered hereby will be determined by negotiation between the Company and the Representatives. The factors to be considered in determining the initial price to the public include the history of and the prospects for the industry in which the Company competes, the performance and ability of the Company's management, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the general condition of the securities markets at the time of this offering and the recent market prices of securities of generally comparable companies. The estimated initial public offering price range set forth on the cover page of this Prospectus is subject to change as a result of market conditions and other factors.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price less a concession not to exceed $__________ per share. The Underwriters may allow, and such dealers may reallow, discounts not in excess of $__________ per share to any other Underwriter and certain other dealers. After this offering, the offering price and other selling terms may be changed by the Underwriters.

     The Selling Stockholders have granted to the Underwriters an option to purchase up to an aggregate of 550,000 additional shares of Common Stock, pro rata based on their relative holdings prior to this offering, at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised in whole or in part from time to time during the 30-day period after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase from the Selling Stockholders on a pro rata basis a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

     The Underwriters have reserved up to 5% of the shares of Common Stock offered hereby for sale at the initial public offering price to certain employees, consultants and other persons associated with the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. This program will be administered by DLJ.

     The Company and the Selling Stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of such Common Stock, or to cause a registration statement covering any shares of Common Stock to be filed, for 180 days after the date of this Prospectus without the prior written consent of DLJ, subject to certain limited exceptions, and provided that the Company may grant options pursuant to, and issue shares of Common Stock upon the exercise of options under the Option Plan and the Director Option Plan. See "Shares Eligible for Future Sale."

     The Representatives have informed the Company that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of ___% of the number of shares of Common Stock offered hereby.

     The Company intends to file an application for listing of the Common Stock on the NYSE. In order to meet the requirements for listing on the NYSE, the Underwriters will undertake to sell lots of 100 or more shares of Common Stock to a minimum of 2,000 beneficial holders.

                                    LEGAL MATTERS


     The validity of the shares of the Common Stock offered hereby will be passed upon for the Company by Otten, Johnson, Robinson, Neff & Ragonetti, P.C., Denver, Colorado. Certain legal matters will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, Los Angeles, California.


                                       EXPERTS

     The combined financial statements of StarTek, Inc. at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                                ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), of which this Prospectus forms a part, covering the Common Stock to be sold pursuant to this offering. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at certain regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 13th Floor, 7 World Trade Center, New York, New York, 10048. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, the Company intends to file an application to list the Common Stock on the NYSE, and following such filing, the reports and other information concerning the Company may be inspected at the offices of such exchange. For additional information with respect to the Company, the Common Stock and related matters and documents, reference is made to the Registration Statement. Statements contained herein concerning any such document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

     The Company will issue annual reports and unaudited quarterly reports to its stockholders for the first three quarters of each fiscal year. Annual reports will include audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States and a report of its independent public accountants with respect to the examination of such financial statements. In addition, the Company will issue such other interim reports as it deems appropriate.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                 STARTEK, INC.

                                                                           PAGE
                                                                           ----
Report of Ernst & Young LLP                                                F-2

Combined Balance Sheets as of December 31, 1994 and 1995, and
September 30, 1996                                                         F-3

Combined Statements of Operations for the years ended December 31, 1993,
1994 and 1995 and the nine months ended September 30, 1995 and 1996        F-4

Combined Statements of Stockholders' Equity for the years ended
December 31, 1993, 1994 and 1995 and the nine months ended September 30,
1996                                                                       F-5

Combined Statements of Cash Flows for the years ended December 31, 1993,
1994 and 1995 and the nine months ended September 30, 1995 and 1996        F-6

Notes to Combined Financial Statements                                     F-8

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
StarTek, Inc.

     We have audited the accompanying combined balance sheets of StarPak, Inc. and StarPak International, Ltd. as of December 31, 1994 and 1995, and the related combined statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of StarPak, Inc. and StarPak International, Ltd. at December 31, 1994 and 1995, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



Denver, Colorado
January 24, 1997



                                                 ERNST & YOUNG LLP

                                                 /s/ Ernst & Young LLP

                                  STARTEK, INC.
                                    (NOTE 1)

                             COMBINED BALANCE SHEETS

                                                             DECEMBER 31,                        PRO FORMA
                                                     --------------------------   SEPTEMBER 30  SEPTEMBER 30
                                                         1994           1995          1996      1996(NOTE 2)
                                                                                  (UNAUDITED)   (UNAUDITED)
ASSETS
Current assets:
 Cash and cash equivalents                           $   119,237    $   451,456   $   451,973   $   451,973
 Trade accounts receivable, less allowance for
  doubtful accounts of $85,000, $197,747 and
   $227,559 in 1994, 1995, and 1996, respectively      7,036,433     13,261,904     7,490,256     7,490,256
 Inventories (NOTE 3)                                    886,495      1,357,843     2,171,204     2,171,204
 Prepaid expenses                                        143,463        225,162       187,278       187,278
 Notes receivable--stockholders (NOTE 13)                773,875        663,494       635,760       635,760
 Note receivable--affiliate (NOTE 13)                    667,800             --            --            --
                                                     -----------    -----------   -----------   -----------
Total current assets                                   9,627,303     15,959,859    10,936,471    10,936,471

Property, plant and equipment, net (NOTE 4)            2,711,887      5,614,670     6,220,777     6,220,777

Other assets                                              12,482          5,627         9,826         9,826
                                                     -----------    -----------   -----------   -----------
Total assets                                         $12,351,672    $21,580,156   $17,167,074   $17,167,074
                                                     -----------    -----------   -----------   -----------
                                                     -----------    -----------   -----------   -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Line of credit (NOTE 5)                             $ 1,999,052    $ 3,450,708   $   886,278      $886,278
 Accounts payable                                      5,558,387      9,705,673     6,073,767     6,073,767
 Accrued liabilities                                     367,582        551,588     1,002,202     1,002,202
 Current portion of capital lease obligations            398,701        547,595       792,715       792,715
 Current portion of long-term debt                            --          7,059         5,190         5,190
 Notes payable--stockholders (NOTE 13)                   738,494        738,494       710,760       710,760
 Other                                                   131,421        161,049       171,828       171,828
 Notes payable to Principal Stockholders (NOTE 14)            --             --            --     5,509,227
                                                     -----------    -----------   -----------   -----------
Total current liabilities                              9,193,637     15,162,166     9,642,740    15,151,967

Capital  lease obligations,  less current
 portion (NOTE 6)                                        151,589      1,084,575     1,545,338     1,545,338
Long-term debt, less current portion (NOTE 7)                 --        353,787       350,466       350,466
Notes payable--affiliate (NOTE 13)                            --      1,111,844            --            --
Other                                                         --         69,885       117,375       117,375
Commitments (NOTE 6)

Stockholders' equity (NOTES 9 AND 10)
Common stock                                                 425            432           432           432
Additional paid-in capital                             1,850,235      2,907,826     2,907,826            --
Cumulative translation adjustment                        (15,049)        (9,922)        1,496         1,496
Retained earnings                                      1,170,835      1,112,897     2,814,735            --
Note receivable--stockholder for the
 exercise of stock options (NOTE 10)                          --       (213,334)     (213,334)           --
                                                     -----------    -----------   -----------   -----------
Total stockholders' equity                             3,006,446      3,797,899     5,511,155         1,928
                                                     -----------    -----------   -----------   -----------
Total liabilities and stockholders' equity           $12,351,672    $21,580,156   $17,167,074   $17,167,074
                                                     -----------    -----------   -----------   -----------
                                                     -----------    -----------   -----------   -----------

SEE ACCOMPANYING NOTES.

                                   STARTEK, INC.
                                      (NOTE 1)
                          COMBINED STATEMENTS OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31,         NINE MONTHS ENDED SEPTEMBER 30,
                                                       ------------------------------------   -------------------------------
                                                           1993         1994         1995           1995           1996
Revenues                                               $23,044,170  $26,340,985  $41,509,363      $23,793,395   $44,805,932
Cost of services                                        18,038,882   21,354,828   33,230,050       18,674,123    35,973,759
                                                       -----------  -----------  -----------      -----------   -----------
Gross profit                                             5,005,288    4,986,157    8,279,313        5,119,272     8,832,173

Selling, general and administrative expenses             3,478,820    4,489,529    5,341,384        3,720,727     5,319,076
                                                       -----------  -----------  -----------      -----------   -----------
Operating profit                                         1,526,468      496,628    2,937,929        1,398,545     3,513,097
Net interest expense and other (NOTE 8)                    192,720      215,541      396,255          263,516       301,878
                                                       -----------  -----------  -----------      -----------   -----------

Income before management fee expense and income taxes    1,333,748      281,087    2,541,674        1,135,029     3,211,219
Management fee expense (NOTE 2)                          1,702,486      612,440    2,599,612          957,105     1,397,435
Income tax expense (NOTE 2)                                      -            -            -                -       111,946
                                                       -----------  -----------  -----------      -----------   -----------
Net income (loss)                                      $  (368,738) $  (331,353) $   (57,938)     $   177,924   $ 1,701,838
                                                       -----------  -----------  -----------      -----------   -----------
                                                       -----------  -----------  -----------      -----------   -----------

PRO FORMA COMBINED STATEMENT OF OPERATIONS
  (UNAUDITED) (NOTE 2):
  Historical net income (loss)                                                   $   (57,938)                   $ 1,701,838
  Income tax expense                                                                       -                        111,946
  Management fee expense                                                           2,599,612                      1,397,435
                                                                                 -----------                    -----------
  Pro forma income before income taxes                                             2,541,674                      3,211,219
  Pro forma income taxes                                                             948,044                      1,197,785
                                                                                 -----------                    -----------
Pro forma net income                                                             $ 1,593,630                    $ 2,013,434
                                                                                 -----------                    -----------
                                                                                 -----------                    -----------

Pro forma net income per share
Shares outstanding
SEE ACCOMPANYING NOTES.

                                     STARTEK, INC.
                                        (NOTE 1)

                          COMBINED STATEMENT OF STOCKHOLDERS' EQUITY

                                             COMMON STOCK       ADDITIONAL                 NOTE       CUMULATIVE       TOTAL
                                            ---------------      PAID-IN    RETAINED    RECEIVABLE-   TRANSLATION   STOCKHOLDERS'
                                            SHARES   AMOUNT      CAPITAL    EARNINGS    STOCKHOLDER    ADJUSTMENT      EQUITY
Beginning balance, January 1, 1993          18,428     $184     $  117,177  $1,914,087   $      --     $      --      $2,031,448
  Issuance of stock for cash                16,457      164        982,851          --          --            --         983,015
  Issuance of stock for options exercised    1,092       11         23,391          --          --            --          23,402
  Translation loss                              --       --             --          --          --        (2,121)         (2,121)
  Repurchase of stock                         (365)      (4)            --     (43,161)         --            --         (43,165)
  Net loss                                      --       --             --    (368,738)         --            --        (368,738)
                                            ------     ----     ----------  ----------   ---------       -------      ----------
Balance, December 31, 1993                  35,612      355      1,123,419   1,502,188          --        (2,121)      2,623,841
  Issuance of stock for cash                 6,925       70        726,816          --          --            --         726,886
  Translation loss                              --       --             --          --          --       (12,928)        (12,928)
  Net loss                                      --       --             --    (331,353)         --            --        (331,353)
                                            ------     ----     ----------  ----------   ---------       -------      ----------
Balance, December 31, 1994                  42,537      425      1,850,235   1,170,835          --       (15,049)      3,006,446
  Issuance of stock for cash                   820        8         89,195          --          --            --          89,203
  Issuance of stock for options exercised    1,728       17        231,147          --          --            --         231,164
  Note receivable--stockholder                  --       --             --          --    (213,334)           --        (213,334)
  Repurchase of stock                       (1,885)     (18)      (129,724)         --          --            --        (129,742)
  Contributed capital                           --       --        866,973          --          --            --         866,973
  Translation gain                              --       --             --          --          --         5,127           5,127
  Net loss                                      --       --             --     (57,938)         --            --         (57,938)
                                            ------     ----     ----------  ----------   ---------       -------      ----------
Balance, December 31, 1995                  43,200      432      2,907,826   1,112,897    (213,334)       (9,922)      3,797,899
  Translation gain (unaudited)                  --       --             --          --          --        11,418          11,418
  Net income (unaudited)                        --       --             --   1,701,838          --            --       1,701,838
                                            ------     ----     ----------  ----------   ---------       -------      ----------
Balance, September 30, 1996 (unaudited)     43,200     $432     $2,907,826  $2,814,735   $(213,334)      $ 1,496      $5,511,155
                                            ------     ----     ----------  ----------   ---------       -------      ----------
                                            ------     ----     ----------  ----------   ---------       -------      ----------

                                 STARTEK, INC.
                                   (NOTE 1)

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                                         NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                    ------------------------------------------     ---------------------------
                                                       1993           1994             1995            1995            1996

                                                                                                            (UNAUDITED)
 CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss)                                  $  (368,738)   $  (331,353)    $   (57,938)    $   177,924      $1,701,838
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                         455,731        588,222         873,246         605,815         938,140
  Changes in operating assets and liabilities:
    Accounts receivable                                 684,744     (3,332,112)     (6,225,471)       (265,020)      5,771,648
    Inventories                                         306,784         14,759        (471,348)       (466,441)       (813,361)
    Prepaid expenses                                     (5,092)        24,024         (81,699)       (135,170)         37,884
    Other assets                                         10,500         (8,314)          6,855        (105,745)         (4,199)
    Accounts payable                                   (807,246)     3,172,354       4,147,286         (30,278)     (3,631,906)
    Accrued and other liabilities                        27,513        270,611         283,519         578,086         508,883
    Deferred revenue                                   (500,888)            --              --              --              --
                                                    -----------    -----------     -----------       ---------      ----------
 Net cash provided by (used in) operating
 activities                                            (196,692)       398,191      (1,525,550)        359,171       4,508,927

 CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of property, plant and equipment, net     (1,238,668)      (670,218)     (2,104,525)       (459,305)       (580,749)
 Collections (advances) on notes
  receivable--stockholders                             (276,826)       (97,049)        110,381         110,381          27,734
 Collections (advances) on notes receivable--
  affiliate                                             (80,667)      (587,133)        667,800         667,800              --
                                                    -----------    -----------     -----------       ---------      ----------
 Net cash provided by (used in) investing
 activities                                          (1,596,161)    (1,354,400)     (1,326,344)        318,876        (553,015)

 CASH FLOWS FROM FINANCING ACTIVITIES
 Net proceeds from (payments on) line of
  credit borrowings                                     490,000      1,209,052       1,451,656        (186,238)     (2,564,430)
 Principal payments on borrowings                       (39,167)      (364,282)         (1,654)             --          (5,190)

 Proceeds from borrowings and capital lease
  obligations                                           316,968             --         362,500              --         368,470
 Proceeds from (principal payments on) notes
  payable--stockholder                                  263,494             --              --              --         (27,734)
 Proceeds from (principal payments on) notes
  payable--affiliate                                         --       (100,000)      1,111,844              --      (1,111,844)
 Principal payments on capital lease obligations       (279,324)      (395,412)       (589,624)       (306,307)       (626,085)
 Issuance of common stock                             1,006,417        726,886         107,033         107,033              --
 Contributed capital                                         --             --         866,973              --              --

 Repurchase of common stock                             (43,165)            --        (129,742)       (129,742)             --
                                                    -----------    -----------     -----------       ---------      ----------
 Net cash provided by (used in) financing
 activities                                           1,715,223      1,076,244       3,178,986        (515,254)     (3,966,813)

                                 STARTEK, INC.
                                   (NOTE 1)

                COMBINED STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                                                         NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                                    ------------------------------------------     ---------------------------
                                                       1993           1994             1995            1995            1996

 Effect of exchange rate changes on cash            $    (2,121)   $   (12,928)    $     5,127       $  (5,473)     $   11,418
                                                    -----------    -----------     -----------       ---------      ----------
 Net increase (decrease) in cash and cash
   equivalents                                          (79,751)       107,107         332,219         157,320             517

 Cash and cash equivalents at beginning of year          91,881         12,130         119,237         119,237         451,456
                                                    -----------    -----------     -----------       ---------      ----------
 Cash and cash equivalents at end of year           $    12,130    $   119,237     $   451,456       $ 276,557      $  451,973
                                                    -----------    -----------     -----------       ---------      ----------
                                                    -----------    -----------     -----------       ---------      ----------

 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 Cash paid for interest                             $   157,416    $   212,981     $   365,880     $   259,195      $  357,283

 SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITY
 Equipment acquired or refinanced under
  capital leases                                    $   989,079    $    65,153     $ 1,671,504     $ 1,324,114      $  963,498

 Note received in exchange for the purchase of
  common stock from options exercised                        --             --     $   213,334     $   213,334              --



SEE ACCOMPANYING NOTES.

                                 STARTEK, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

(INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1996 IS UNAUDITED)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying combined financial statements of StarTek, Inc. (the "Company" or "StarTek") include the accounts of StarPak, Inc. and StarPak International, Ltd. The Company was incorporated in Delaware on December 30, 1996. Effective January 1, 1997, the shareholders of StarPak, Inc. exchanged all of the outstanding shares of capital stock of StarPak, Inc. for shares of common stock of the Company, and StarPak, Inc. became a wholly-owned subsidiary of the Company. Effective January 24, 1997, the shareholders of StarPak International, Ltd. contributed all of its outstanding shares of capital stock to the Company, and StarPak International, Ltd. became a wholly-owned subsidiary of the Company. References to the Company and StarTek include these combined entities.

BUSINESS OPERATIONS

     The Company is an international provider of integrated outsourced services primarily for Fortune 500 companies in targeted industries. The Company offers a wide spectrum of services throughout a product's life cycle, including product order teleservices, supplier management, product assembly and packaging, product distribution, product fulfillment, customer care and technical support teleservices. The Company has operations in the North America, Europe and Asia.

PRINCIPLES OF COMBINATION

     The combined financial statements include the accounts of StarPak, Inc. and StarPak International, Ltd. All significant intercompany transactions have been eliminated.

INTERIM FINANCIAL INFORMATION

     The combined financial information as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position at September 30, 1996, and the results of operations and cash flows for the periods ended September 30, 1995 and September 30, 1996. Interim results are not necessarily indicative of the results which may be expected for any other interim period or for a full year.

FOREIGN CURRENCY TRANSLATION

     Translation gains and losses are accumulated as a separate component of stockholders' equity. Translation gains and losses were not material for any period presented. Foreign currency transaction gains and losses are included in determining net income. Such gains and losses were not material for any period presented.

                                 STARTEK, INC.

NEW ACCOUNTING STANDARDS

     In March 1995, FAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, was issued, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted FAS No. 121 in the first quarter of 1996. The effect of adoption was not material.

     In October 1995, FAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, was issued. With respect to stock options granted to employees, FAS No.123 permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES (APB
25), to measure compensation or to adopt the fair value based method prescribed by FAS No. 123. StarTek has elected to continue following APB 25 and does not plan to adopt the new fair value based method for employee stock options, as allowed by the FASB 123. The Company will, however, be required to provide fair value disclosures relating to employee stock options in its 1996 annual financial statements.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Revenues are recognized as services are performed under each client contract, which services may include product order teleservices, supplier management, product assembly and packaging, product distribution, product order fulfillment, and customer care and technical support teleservices.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial instruments consist of cash, accounts receivable and payable, notes receivable, debt and capital lease obligations. The carrying values of cash and accounts receivable and payable approximate fair value. Management believes the difference between the fair values and carrying values of the notes receivable, debt and capital lease obligations would not be materially different since interest rates approximate market rates for material items.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost (first-in, first-out basis) or market.

                                 STARTEK, INC.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Additions, improvements and major renewals are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. Costs related to the internal development of software are expensed as incurred.

     Depreciation and amortization of equipment acquired under capital leases is computed using the straight-line method based on the following estimated useful lives:



                                                        ESTIMATED USEFUL LIFE
                                                        ---------------------
     Buildings                                                30 years
     Equipment, and equipment acquired under capital
      leases                                               3 to 5 years
     Furniture and fixtures                                     7 years

INCOME TAXES

     Effective July 1, 1992, StarPak, Inc. elected Subchapter S status for income tax purposes, and StarPak International, Ltd. has maintained Subchapter S status since inception. As such, the income and expenses of the Company are reportable on the tax returns of the stockholders, and no provision has been made for federal and state income taxes. The Company is subject to foreign income taxes on certain of its operations. A provision for foreign income taxes was made for the nine months ended September 30, 1996, as loss carryovers relating to foreign operations had been fully utilized.

MANAGEMENT FEE EXPENSE

     Historically, certain S corporation stockholders and an affiliate have been paid certain management fees, bonuses and other fees in connection with services rendered to the Company which have not been included in selling, general and administrative expense. Upon the closing of the offering, these management fees, bonuses and other fees will be discontinued, and all compensation in the form of advisory fees and salaries (an aggregate of approximately $516,000 annually) will thereafter be included in selling, general and administrative expenses.

2. PRO FORMA INFORMATION (UNAUDITED) (See Note 14)

PRO FORMA COMBINED STATEMENT OF OPERATIONS

     The pro forma combined statement of operations for the year ended December 31, 1995 and the nine months ended September 30, 1996 presents the effects on the historical combined financial statements of the elimination of management fee expense paid to stockholders and their affiliates as these fees will be discontinued upon the completion of the Company's initial public offering and to provide related income taxes as if the Company were taxed as a C corporation.

                                 STARTEK, INC.

PRO FORMA COMBINED BALANCE SHEET

     The pro forma combined balance sheet at September 30, 1996 reflects, as notes payable to the Principal Stockholders, amounts relating to accumulated retained earnings and additional paid-in capital without reflecting any proceeds from the proposed public offering.

INCOME TAXES

     Upon closing of the proposed public offering, the Company's S corporation status will terminate. The pro forma statement of operations reflects a provision for federal, state and foreign income taxes at an effective rate of 37.3%. A provision for foreign income taxes was made for the nine months ended September 30, 1996, as foreign loss carryovers had been fully utilized. Foreign income taxes will be credited fully against United States income taxes.

PRO FORMA NET INCOME PER COMMON SHARE

     Pro forma net income per common share is based on the number of shares of StarTek common stock to be outstanding after contribution of all StarPak, Inc. and StarPak International, Ltd. shares, and the issuance of 3,000,000 shares of common stock contemplated by the proposed public offering.


3. INVENTORIES

     The Company typically holds components and materials inventory pending product assembly and packaging, and finished goods inventory for brief periods pending shipments. The Company normally has the right to be reimbursed by the client for unused inventory.

     Total inventories consisted of the following:

                             DECEMBER 31,
                        ---------------------  SEPTEMBER 30,
                          1994        1995         1996
                                                (UNAUDITED)

     Finished goods     $ 21,399   $   76,480   $  220,112
     Raw materials       865,096    1,281,363    1,951,092
                        --------   ----------   ----------
                        $886,495   $1,357,843   $2,171,204
                        --------   ----------   ----------
                        --------   ----------   ----------

                                 STARTEK, INC.

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are summarized as follows:

                                                      DECEMBER 31,
                                               -------------------------  SEPTEMBER 30,
                                                    1994          1995         1996
                                                                           (UNAUDITED)
          Land                                 $    50,650   $   374,234   $   374,234
          Buildings                                376,350     1,553,028     2,235,057
          Equipment                              3,152,804     5,026,605     5,844,712
          Furniture and fixtures                   488,405       890,371       934,482
                                               -----------   -----------   -----------
                                                 4,068,209     7,844,238     9,388,485
          Less accumulated depreciation
            and amortization                    (1,356,322)   (2,229,568)   (3,167,708)
                                               -----------   -----------   -----------
          Property, plant and equipment, net   $ 2,711,887   $ 5,614,670   $ 6,220,777
                                               -----------   -----------   -----------
                                               -----------   -----------   -----------

5. LINE OF CREDIT

     At December 31, 1995 and September 30, 1996, the Company had a revolving line of credit agreement with a bank whereby the bank agreed to loan the Company up to $3,600,000 and $4,500,000, respectively. Interest was payable monthly and accrued at the bank's base rate plus 1.5% at December 31, 1995 (10%) and at the bank's base rate plus 1% at September 30, 1996 (9.25%), payable monthly. This revolving line of credit reduces to $3,500,000 on March 8, 1997 (if an extension fee is not paid) and matures on June 30, 1999. At December 31, 1995 and September 30, 1996, the Company had drawn $3,450,708 and $886,278, respectively, against this line.

     Under the revolving line of credit agreement the Company has pledged as security all of its equipment, inventories and receivables. The Company must also maintain certain financial ratios, and is subject to certain restrictions on the payment of dividends, capital expenditures and loans to affiliates and stockholders.


6. LEASES

     The Company had an operating lease for office space with a partnership in which major stockholders of the Company are general partners. Payments under the lease for the years ended December 31, 1993, 1994, and 1995 were $70,000 each year, and were $52,500 for each of the nine month periods ended September 30, 1995 and 1996. The lease was cancelled effective December 31, 1996.

                                STARTEK, INC.

     The Company's property held under capital leases consists of the following, which is included in property, plant and equipment:



                                           DECEMBER 31,
                                     -----------------------  SEPTEMBER 30,
                                        1994         1995         1996
                                                              (UNAUDITED)

     Equipment                       $1,342,769   $3,014,273   $ 4,346,241
     Less accumulated amortization     (592,246)    (998,286)   (1,731,259)
                                     ----------   ----------   -----------
                                     $  750,523   $2,015,987   $ 2,614,982
                                     ----------   ----------   -----------
                                     ----------   ----------   -----------

Amortization of leased assets is included in depreciation and amortization expense.

     As of December 31, 1995, future minimum rental commitments, by year and in the aggregate, for the capital and operating leases are as follows:

                                                    CAPITAL     OPERATING
     YEAR ENDING DECEMBER 31,                        LEASES      LEASES
     ------------------------                      ----------    --------
     1996                                          $  684,348   $194,240
     1997                                             562,415    126,828
     1998                                             396,340     42,708
     1999                                             194,622         --
     2000                                              79,414         --
                                                   ----------    --------
     Total minimum lease payments                   1,917,139    $363,776
                                                                 --------
                                                                 --------
     Amounts representing interest                   (284,969)
                                                   ----------
     Present value of net minimum lease payments   $1,632,170
                                                   ----------
                                                   ----------

     During the nine months September 30, 1996, the Company entered into additional capital leases. The new obligations require payments as follows:
(i) $95,004 in the three months ended December 31, 1996; and (ii) $410,310, $449,954, $238,825, $58,500, and $2,977 in the fiscal years ending December 31,
1997, 1998, 1999, 2000, and 2001, respectively.

     Rental expense, including equipment rentals, for 1993, 1994, 1995, and the nine-month periods ended September 30, 1995 and 1996, was $137,710, $229,925, $294,714, $211,990 and $289,035, respectively.

                                STARTEK, INC.

7. LONG-TERM DEBT

     During 1995, the Company purchased land and an existing building for approximately $1,500,000. The purchase was financed through the Company's revolving line of credit and a mortgage loan in the amount of $362,500. The loan bears interest at 9.0% and matures on October 4, 2000. As of December 31, 1995, future scheduled annual principal payments are as follows:


     1996                            $  7,059
     1997                               7,501
     1998                               8,199
     1999                               8,963
     2000                             329,124
                                     --------
                                     $360,846
                                     --------
                                     --------

     In January 1997, the above loan was repaid from proceeds of a $1,500,000 mortgage loan on the same property. This loan bears interest at the bank's base rate plus 2% (10.25% at January 20, 1997). Principal and interest on the loan is payable in monthly installments of $15,625 until the earlier of June 30, 1999 or the date of termination of the revolving line of credit, when the remaining principal balance is due.

     In December 1996, the Company received a $200,000 economic development loan which bears interest at 6% per annum and is collateralized by certain equipment. Interest payments are due quarterly and, beginning January 1, 1999 and continuing through January 1, 2001, principal payments of $30,000 are due semi-annually. A final principal payment of $50,000 is due on July 1, 2001.


8. NET INTEREST EXPENSE AND OTHER

     Net interest expense and other consists of the following items:

                                                                   NINE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                          -----------------------------------    ----------------------
                             1993         1994         1995         1995         1996
                                                                       (UNAUDITED)
Interest expense          $(157,499)   $(239,068)   $(445,849)   $(301,837)   $(422,393)
Interest income               9,779       12,782        2,595          709       74,346
Other income (expense)      (45,000)      10,745       46,999       37,612       46,169
                          ---------    ---------    ---------    ---------    ---------
Total                     $(192,720)   $(215,541)   $(396,255)   $(263,516)   $(301,878)
                          ---------    ---------    ---------    ---------    ---------
                          ---------    ---------    ---------    ---------    ---------

                                STARTEK, INC.

9. STOCKHOLDERS' EQUITY

     The combined common stock and additional paid-in capital on a company-by-company basis as of December 31, 1995 and September 30, 1996 were as follows:


                                                         ADDITIONAL
                                               COMMON     PAID-IN
                                                STOCK     CAPITAL
                                               ------   ----------
     StarPak, Inc. - 5,000,000 shares,
       $.01 par value, authorized; 33,618
       shares outstanding                       $336    $2,703,497
     StarPak International, Ltd. - 5,000,000
       shares, $.01 par value, authorized;
       9,582 shares outstanding                   96       204,329
                                                ----    ----------
                                                $432    $2,907,826
                                                ----    ----------
                                                ----    ----------

10. STOCK OPTIONS

     Effective July 24, 1987, the stockholders of StarPak, Inc. approved a Stock Option Plan (the Plan) which provided for the grant of Stock Options, Stock Appreciation Rights and Supplemental Bonuses to Key Employees. The stock options were intended to qualify as "incentive stock options" as defined in
Section 422A of the Internal Revenue Code unless specifically designated as "nonstatutory stock options."

     The options granted could be exercised for a period of not more than ten years and one month from the date of grant, or any shorter period as determined by StarPak, Inc.'s Board of Directors. The option price of any incentive stock option would be equal to or exceed the fair market value per share on the date of grant, or 110% of the fair market value per share in the case of a 10% or greater stockholder. Options generally vested ratably over a five-year period from the date of grant. Unexercised vested options remained exercisable for three calendar months from the date of termination of employment.

     During 1995, StarPak, Inc. accelerated the vesting on all outstanding options to allow the holders to exercise any granted option. Accordingly, all outstanding options were exercised for purchase prices ranging from $21.43 to $320.47. In aggregate, the option holders paid $17,830 in cash and delivered a note of $213,334 bearing interest at 4.63% to StarPak, Inc. in exchange for shares of common stock. Additionally, the note is secured by 896 shares of StarPak, Inc. common stock. On January 22, 1997, the note and all accrued interest thereon was repaid in full.

     This Plan was terminated effective January 24, 1997.

                                STARTEK, INC.

11. GEOGRAPHIC AREA INFORMATION

     Prior to fiscal 1995, the Company operated primarily in North America. To date, the Company operates in North America, Europe and Asia. The Company's operations in Asia were not material and have been combined with North America in the following table.

     Information regarding geographical areas is as follows:

YEAR ENDED                   NORTH
DECEMBER 31, 1995           AMERICA        EUROPE     ELIMINATIONS     TOTAL

Revenues                  $37,376,167    $4,133,196           --    $41,509,363
                          -----------    ----------    ---------    -----------
                          -----------    ----------    ---------    -----------
Operating profit          $ 2,660,290    $  277,639           --    $ 2,937,929
                          -----------    ----------    ---------    -----------
                          -----------    ----------    ---------    -----------
Identifiable assets       $19,355,906    $3,090,170    $(865,920)   $21,580,156
                          -----------    ----------    ---------    -----------
                          -----------    ----------    ---------    -----------

12. SIGNIFICANT CLIENTS

     Two clients accounted for 47.3% and 10.5% of revenues for the year ended December 31, 1993. Two clients accounted for 39.6% and 15.9% of revenues for the year ended December 31, 1994. Two clients accounted for 46.3% and 10.9% of revenues for the year ended December 31, 1995. Two clients accounted for 47.6% and 19.6% of revenues for the nine months ended September 30, 1996.

     The loss of one or more of its significant clients could have a material adverse effect on the Company's business, operating results or financial condition. To limit the Company's credit risk, management performs ongoing credit evaluations of its clients and maintains allowances for potentially uncollectible accounts. Although the Company is directly impacted by economic conditions in which its clients operate, management does not believe significant credit risk exists at December 31, 1995 or September 30, 1996.

                                STARTEK, INC.

13. RELATED PARTY TRANSACTIONS

     The Company had the following notes receivable and payable from related parties for the noted periods:

                                                                     DECEMBER 31,
                                                                --------------------- SEPTEMBER 30,
                                                                   1994       1995        1996
                                                                                       (UNAUDITED)
Notes receivable from stockholders bearing interest of 8.5%
and refinanced annually to be due at the end of the following fiscal year. These notes were repaid by the stockholders on
November 22, 1996.                                              $663,494   $  663,494   $635,760

Notes receivable from stockholders bearing no interest and
due on demand.                                                  $110,381           --         --

Note receivable from affiliate bearing no interest and due on
demand.                                                         $667,800           --         --

Notes payable to stockholders bearing interest of 8.5% and
refinanced annually to be due at the end of the following
fiscal year. These notes were repaid by the Company on
November 22, 1996.                                              $663,494   $  663,494   $635,760

Notes payable to stockholders bearing interest at 12% and
refinanced annually to be due at the end of the following
fiscal year.  These notes were repaid by the Company on
November 22, 1996.                                              $ 75,000   $   75,000   $ 75,000

Note payable to affiliate bearing interest equal to StarTek's
line of credit rate and due on January 31, 1997.                      --   $1,111,844         --

14. PLANNED EVENTS SUBSEQUENT TO SEPTEMBER 30, 1996 (UNAUDITED)

     The Company is contemplating an initial public offering of its common stock.

     Immediately prior to closing the offering, the Company will to declare a dividend in an amount equal to the estimated additional paid-in capital and retained earnings of the Company as of the closing date, payable to the principal stockholders (the "Principal Stockholders") pursuant to certain promissory notes, which will equal $5.5 million, plus an adjustment for any additional paid-in capital and retained earnings after September 30, 1996 through the closing date. The promissory notes payable to the Principal Stockholders will be paid from net proceeds of the offering to the Company.

                                STARTEK, INC.

     Upon closing of the offering, the S corporation status of the Company will be terminated and the Company will be taxed as a C corporation thereafter. Upon termination of the Company's S corporation status, the Company will be required to record a one-time charge against earnings for additional deferred income taxes. If this charge were recorded at September 30, 1996, the amount would have been approximately $38,000, relating primarily to accrued expense and depreciation temporary differences. Additionally, the management fee, bonus and other fee arrangements as described in Note 2 have been terminated effective December 31, 1996.

=============================================================================

NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFERING OR SOLICITATION.

                                ____________

                              TABLE OF CONTENTS

                                                                     Page

Prospectus Summary..................................................    2
Risk Factors........................................................    7
Offering Related Transactions.......................................   13
Use of Proceeds.....................................................   15
Dividend Policy.....................................................   16
Capitalization......................................................   17
Dilution............................................................   18
Selected Combined Financial Data....................................   19
Management's Discussion and Analysis of Financial Condition and
  Results of Operations.............................................   20
Business............................................................   27
Management..........................................................   34
Certain Relationships and Related Party Transactions................   38
Principal and Selling Stockholders..................................   40
Shares Eligible for Future Sale.....................................   42
Description of Capital Stock........................................   43
Underwriting........................................................   45
Legal Matters.......................................................   47
Experts.............................................................   47
Additional Information..............................................   47
Index to Combined Financial Statements..............................  F-1
                                ____________

UNTIL              , 1997 (25 DAYS AFTER COMMENCEMENT OF THIS OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

=============================================================================






=============================================================================


                              3,666,667 SHARES


                               [LOGO AND ART]

                               ______________

                               STARTEK, INC.


                                COMMON STOCK



                               ______________

                                 PROSPECTUS
                               ______________









                        DONALDSON, LUFKIN & JENRETTE
                           SECURITIES CORPORATION

                            MORGAN STANLEY & CO.
                                INCORPORATED







                                           , 1997




=============================================================================

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Estimated expenses (other than the underwriting discounts and commissions) payable in connection with the issuance and distribution of the securities to be registered hereunder are as follows:

SEC registration fee . . . . . . . . . . . . . . . . . . . .  $20,445.00
NASD filing fee. . . . . . . . . . . . . . . . . . . . . . .    6,947.00
NYSE listing fee . . . . . . . . . . . . . . . . . . . . . .      *
Printing and engraving expenses. . . . . . . . . . . . . . .      *
Legal fees and expenses. . . . . . . . . . . . . . . . . . .      *
Accounting fees and expenses . . . . . . . . . . . . . . . .      *
Blue Sky fees and expenses (including legal fees). . . . . .      *
Transfer agent and registrar fees and expenses . . . . . . .      *
Miscellaneous. . . . . . . . . . . . . . . . . . . . . . . .      *
                                                              ----------
   Total . . . . . . . . . . . . . . . . . . . . . . . . . .  $   *
                                                              ----------
                                                              ----------
-------------------------
*  To be completed by amendment.


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Restated Certificate of Incorporation and Restated Bylaws provide that to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
(iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Restated Certificate of Incorporation and Restated Bylaws is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Restated Certificate of Incorporation and Restated Bylaws provide that the Company shall indemnify its directors and officers, against losses incurred by any such person by reason of the fact that such person was acting in such capacity.

     The Form of Underwriting Agreement to be filed as Exhibit 1.1 to the Registration Statement provides for indemnification by the Underwriters of the Company and its directors and officers for certain liabilities arising under the Securities Act or otherwise.

     Prior to closing this offering, the Company intends to obtain an annually renewable directors' and officers' insurance policy insuring directors and officers of the Company against claims made against them in their individual capacities in an amount of up to $5,000,000 in the aggregate (with certain restrictions) in conjunction with their duties as directors and officers of the Company.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Described below is information regarding all unregistered securities that have been issued by the Company during the past three years. The number of shares of Common Stock set forth in this Item 15 have not been adjusted to give effect to the ____-for-one stock split of the Company's Common Stock to be effected by a stock dividend immediately prior to and subject to closing this offering.

     On January 1, 1997, the Company issued 33,618 shares of Common Stock to the Principal Stockholders in exchange for the assignment to the Company by the Principal Stockholders of all of the issued and outstanding shares of common stock of StarPak, Inc., in reliance upon Section 4(2) of the Securities Act as a transaction not involving any public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)  EXHIBITS.

     EXHIBIT
     NUMBER
     ------
*    1.1       Form of Underwriting Agreement

*    2.1       Form of Lock-up Agreement

     3.1       Restated Certificate of Incorporation of the Company

     3.2       Restated Bylaws of the Company

*    4.1       Specimen Common Stock certificate

*    5.1       Opinion and Consent of Otten, Johnson, Robinson, Neff &
                 Ragonetti, P.C.

     10.1      Form of StarTek, Inc. Stock Option Plan

*    10.2      Form of Stock Option Agreement

     10.3      Form of StarTek, Inc. Director Stock Option Plan

     10.4      Lease by and between East Mercia Developments Limited and StarPak
                 International, Ltd. and StarPak, Inc.

     10.5      Promissory Note of StarPak, Inc. dated December 29, 1995 in the principal amount of $1,111,844.17 payable to the order of General Communications, Inc.

     21.1      List of Subsidiaries of the Company

     23.1      Consent of Ernst & Young LLP

*    23.2      Consent of Otten, Johnson, Robinson, Neff & Ragonetti, P.C.
                 (included in Exhibit 5.1)

     24.1      Power of Attorney (contained on page II-4)

     27.1      Financial Data Schedule

----------------

*  To be filed by amendment.

(b)  COMBINED FINANCIAL STATEMENT SCHEDULES

     All financial statement schedules are omitted because of the absence of conditions under which they are required.

ITEM 17.  UNDERTAKINGS

               (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

               (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

               (c)  The Registrant hereby undertakes:

                    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DENVER, STATE OF COLORADO, ON THIS 29TH DAY OF JANUARY, 1997.

                                        STARTEK, INC.


                                        By: /s/  A. Emmet Stephenson, Jr.
                                           ----------------------------------
                                            A. Emmet Stephenson, Jr.
                                            Chairman of the Board

                                  POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints A. Emmet Stephenson, Jr. and Michael W. Morgan, and each of them, his attorney-in-fact, with full power of substitution and resubstitution, to sign for him in his name in the capacities indicated below, any and all amendments to this Registration Statement (including any and all pre-effective and post-effective amendments) and all documents relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


SIGNATURE                      TITLE                            DATE
---------                      -----                            ----


/s/ A. Emmet Stephenson, Jr.   Chairman of the Board and        January 29, 1997
-----------------------------  Director
A. Emmet Stephenson, Jr.


/s/ Michael W. Morgan          Director, President and Chief    January 29, 1997
-----------------------------  Executive Officer (Principal
Michael W. Morgan              Executive Officer)


/s/ Dennis M. Swenson          Executive Vice President and     January 29, 1997
-----------------------------  Chief Financial Officer
Dennis M. Swenson              (Principal Financial Officer
                               and Principal Accounting Officer)


/s/ Ed Zschau                  Director                         January 29, 1997
-----------------------------
Ed Zschau


/s/ Thomas O. Ryder            Director                         January 28, 1997
-----------------------------
Thomas O. Ryder